                                   FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of November, 1999


                           Fantom Technologies Inc.
                              (Registrant's name)

                               1110 Hansler Road
                       Welland, Ontario, Canada L3B 5S1
                                (905) 734-7476
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         Form 20-F      Form 40-F  X
                                  -----          -----

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes        No  X
                                  -----     -----

Documents Included as Part of this Report

     No.    Document
     ---    --------

     1. Annual Information Form of the Registrant for the fiscal year ended June 30, 1999.

     2. Consolidated Financial Statements of the Registrant for the year ended June 30, 1999, including a reconciliation to United States generally accepted accounting principles.

     3. Management's Discussion and Analysis of the Registrant for the year ended June 30, 1999.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 17, 1999

                         FANTOM TECHNOLOGIES INC.



                         By: "Walter J. Palmer"
                             ------------------
                             Name:   Walter J. Palmer
                             Title:  Secretary

                            FANTOM TECHNOLOGIES INC.

                                      1999

                            ANNUAL INFORMATION FORM







                               NOVEMBER 15, 1999

                               TABLE OF CONTENTS

                                                   Page
                                                   ----

 DOCUMENTS INCORPORATED BY REFERENCE..............   3

 INCORPORATION....................................   3

 GENERAL DEVELOPMENT OF THE BUSINESS..............   3

 NARRATIVE DESCRIPTION OF THE BUSINESS............   4

          Products................................   4
          Raw Materials and Suppliers.............   7
          Dual-Cyclonic Technology................   7
          Employees...............................   9
          Customer Concentration..................   9
          Sales Data..............................  10
          Sales and Marketing.....................  10
          New Product Development.................  11
          Industry Overview.......................  13
          Business Strategies.....................  13
          Property................................  14
          Risk Factors and Cautionary Statements..  14

 SELECTED CONSOLIDATED FINANCIAL INFORMATION......  16

 MANAGEMENT'S DISCUSSION AND ANALYSIS.............  19

 MARKET FOR SECURITIES............................  19

 DIRECTORS AND OFFICERS...........................  20
          Board of Directors......................  22
          Board Committees........................  22

 ADDITIONAL INFORMATION...........................  23

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents are incorporated by reference in this 1999 Annual Information Form of Fantom Technologies Inc.:

        . Management's Discussion and Analysis found on pages 16 to 21 of the 1999 Annual Report of Fantom Technologies Inc.

        . The Consolidated Financial Statements and Auditors' Report to the
          Shareholders found on pages 22 to 31 of the 1999 Annual Report of Fantom Technologies Inc.

     All dollar amounts herein are expressed in Canadian dollars. On November 15, 1999, the exchange rate based on the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was approximately Cdn.$0.68 per U.S.$1.00.


                                 INCORPORATION

     Fantom Technologies Inc. (the "Company") was formed by articles of amalgamation on May 12, 1986 under the Business Corporations Act (Ontario). The articles of the Company were amended on May 1, 1997 to change the Company's name from its former name of Iona Appliances Inc. The Company has three operating subsidiaries: Fantom Technologies Direct, Inc., a wholly-owned subsidiary incorporated under the Business Corporations Act (Ontario); and Fantom Technologies U.S.A., Inc. and Fantom Technologies Intellectual Property, Inc., both wholly-owned subsidiaries incorporated under the General Corporation Law of the State of Delaware. The Company's registered and principal executive office is located at 1110 Hansler Road, Welland, Ontario, Canada L3B 5S1.

     The Company's fiscal year ends on June 30 of each year.


                      GENERAL DEVELOPMENT OF THE BUSINESS

     The Company was formed in 1986 as Iona Appliances Inc. and changed its name to Fantom Technologies Inc. on May 1, 1997.

     The Company, through predecessor companies, played an important role in developing the lightweight stick vacuum business in Canada, with its products being merchandised by several leading Canadian retailers. A corded hand-held vacuum was also marketed by the Company commencing in the mid-1980's.

     Starting in 1986, the Company committed itself to developing new cleaning products based on patented, dual-cyclonic vacuuming technology. In 1988, the Company introduced its first dual-cyclonic product, a carpet dry-cleaning machine called CAPTURE/(R)/. (CAPTURE/(R)/ is a trademark of Milliken Research Corporation.) In 1991, the Company introduced its second dual-cyclonic product, an upright vacuum cleaner called the FANTOM/(R)/ vacuum. This product gave the Company its first entry into the mainstream, full-size, vacuum cleaner market. In January 1996, the Company commenced marketing a new upright model of the FANTOM/(R)/ vacuum called the FANTOM/(R)/ FURY/(R)/ vacuum. This is a smaller, lighter version of the original FANTOM/(R)/ vacuum and has a lower retail price point. In March 1996, the Company began shipping to the U.S. market a more powerful version of the original FANTOM/(R)/ vacuum. This product is called the FANTOM/(R)/ THUNDER/(R)/ vacuum. In the Fall of 1997, the Company introduced a major line extension to the FANTOM/(R)/ vacuum line in the United States and Canada. This product is a dual-cyclonic canister vacuum and is called the FANTOM/(R)/ LIGHTNING/(R)/ vacuum. The Company's newest dual-cyclonic entry, the FANTOM/(R)/ CYCLONE XT/(R)/ upright, was introduced in the United States and Canada in March 1999. This is a premium vacuum and commands the highest retail price among the line of FANTOM/(R)/ uprights.

     The Company's main products are its FANTOM/(R)/ vacuums which the Company sells in two ways: (a) to end-users through direct-response television and its Internet website; and (b) to various types of retailers, including mass merchants, catalogue and catalogue-showroom retailers, warehouse clubs, department stores, television shopping networks and independent vacuum dealers. The independent vacuum dealers also serve as product repair centres. The Company uses a combination of its own sales personnel and manufacturers' representatives to call on accounts. It also has a small group of product trainers to instruct in-store sales personnel on the features and benefits of its products. In addition, the Company maintains a special toll-free call centre in its Welland, Ontario facility to handle inquiries that FANTOM/(R)/ owners and potential purchasers have about its products. The Company has been focusing on increasing distribution and sell-through of its FANTOM/(R)/ vacuums in retail outlets, and has been relying on the consumer awareness generated by its direct-response television advertising, exposure on television shopping networks, and trade promotions, to drive retail sales in these accounts.

     The Company has also been focussing on acquiring new technologies through an association it has formed with Omachron Technologies, Inc. ("Omachron"), and on developing new products incorporating such technologies in the floor care, household water-treatment and other consumer product fields.


                     NARRATIVE DESCRIPTION OF THE BUSINESS

Products

     The Company's principal product line currently consists of its full-size, upright and canister dual-cyclonic vacuum cleaners.

     Stick Vacuums. The Company, through predecessor companies, played an important role in developing the lightweight stick vacuum business in Canada, with its products being merchandised by several leading Canadian retailers. These products were sold under the IONA/(R)/, ELECTRIKBROOM/(R)/ and SPEEDVAC/(R)/ trademarks. With the development of the Company's dual-cyclonic products, coupled with increased competitive activity in the stick-vacuum segment, stick vacuums became increasingly less significant to the Company's operations and the product line was discontinued. Sales of residual inventory of these products amounted to $0.1 million in the Company's fiscal year ended June 30, 1999.

     Hand-Held Vacuums. A corded hand-held vacuum was also marketed by the Company commencing in the mid-1980's. This product had a market share significantly less than that of the Company's stick vacuum line of products and the Company ceased the manufacturing of this product in March 1996.

     Dual-Cyclonic Products. Starting in 1986, the Company committed itself to developing new cleaning products based on patented, dual-cyclonic vacuuming technology. The Company believes that this technology is significant for two reasons: (a) it eliminates the use of filter bags; and (b) it provides constant peak cleaning power versus the declining cleaning power often experienced with conventional vacuums using filter bags.

     In 1988, the Company introduced its first dual-cyclonic product, a carpet dry-cleaning machine called CAPTURE/(R)/. The manufacturing of this product line was discontinued in 1997 due to low sales.

     In 1991, the Company introduced its second dual-cyclonic product, an upright vacuum cleaner called the FANTOM/(R)/ vacuum. This product gave the Company its first entry into the mainstream, full-size, vacuum cleaner market.

     In January 1996, the Company commenced marketing a new upright model of the FANTOM/(R)/ vacuum called the FANTOM/(R)/ FURY/(R)/ vacuum. This is a smaller, lighter version of the original FANTOM/(R)/ vacuum and has a lower retail price point. In March 1996, the Company began shipping to the U.S. market a more powerful version of the original FANTOM/(R)/ vacuum. This product is called the FANTOM/(R)/ THUNDER/(R)/ vacuum.

     Included among the current features of household models of the FANTOM/(R) /FURY/(R)/ and FANTOM/(R) /THUNDER/(R) /vacuums are the following: (a) a 12-amp rating; (b) a handle which detaches and becomes a cleaning wand; (c) a 5:1 stretch, steel reinforced hose; (d) a HEPA filter certified by its manufacturer;
(e) a minimum of three on-board attachments, including a crevice tool, a dusting/upholstery brush and a floor nozzle; (f) one or two headlights; (g) a quick release, see-through bin designed for convenient emptying; (h) a height adjustment dial; (i) a how-to-use video; and (j) a two-year limited warranty.

     In the Fall of 1997, the Company introduced a major line extension to the FANTOM/(R)/ vacuum line in the United States and Canada. This product is a dual-cyclonic canister vacuum and is called the FANTOM/(R)/ LIGHTNING/(R)/ vacuum. Included among the standard features of the FANTOM/(R)/ LIGHTNING/(R)/ canister are the following: (a) a unique STAIRHUGGER feature which allows the machine to sit firmly on steps while the user vacuums stairs; (b) a 12-amp rating; (c) a 6-foot, electrified hose and metal wand, which attach to a powerhead that features a rotating brush for cleaning carpets; the rotating brush can be turned off for cleaning bare floors; (d) an electronic system in the powerhead that turns the rotating brush off and prevents the drive belt from breaking, should the rotating brush become jammed; (e) a HEPA filter certified by its manufacturer;
(f) a retractable power cord; (g) three on-board attachments; (h) an ergonomically designed handle at the end of the metal wand; (i) an easily released, see-through bin designed for convenient emptying; (j) a height adjustment dial; (k) 360 swiveling hose attachments; (l) a how-to-use video; and
(m) a two-year limited warranty.

     The Company currently sells versions of the FANTOM/(R)/ THUNDER/(R)/ and FANTOM/(R)/ LIGHTNING/(R)/ vacuums to Sears, Roebuck and Co. under private label arrangements.

     The Company's most recent dual-cyclonic entry, the FANTOM/(R)/ CYCLONE XT/(R)/ upright, was introduced in March 1999. This vacuum is a premium model and, in addition to having the standard features found on the FANTOM/(R)/ FURY/(R)/ and FANTOM/(R)/ THUNDER/(R)/ uprights, incorporates two motors, one to rotate the brush and a second to create airflow, thereby improving the vacuum's cleaning performance through specialization of tasks. Importantly, the brush motor automatically shuts off when an object jams the brush, thus saving the belt from breaking; it also shuts off when the vacuum is in the upright position, thus saving wear and tear on the carpet as the user cleans with the wand. It has an improved air path, a more ergonomically positioned handle, a re-designed collection bin and a tool compartment at the top of the vacuum.

     Until the Fall of 1993, the main marketing effort behind the household models of the Company's dual-cyclonic products was to sell them to retailers in the United States and Canada, which retailers typically had trained floor sales personnel to demonstrate the products to consumers or catalogues in which to present them. This effort was hampered by a marketplace which became increasingly competitive and which forced several retailers to reduce their trained floor sales personnel, a resource which the Company needed to demonstrate effectively the features and benefits of its products. In response, the Company developed a communications strategy for its FANTOM/(R)/ vacuum aimed at significantly building consumer awareness and expanding retail distribution. This strategy utilized infomercials, a television format which lends itself to demonstrating the features and benefits of the Company's products.

     In the Fall of 1993, the Company commenced airing a 30 minute direct-response TV infomercial on U.S. television for its FANTOM/(R)/ vacuum. No similar media was purchased in Canada due to regulatory restrictions on the airing of full-motion, long-form commercials. In February 1995, the Company commenced airing short-form (60 second and 120 second) direct-response TV spots in the U.S. to supplement its 30 minute infomercial. In February 1996, the Company commenced airing in the U.S. a new 30 minute TV infomercial for its FANTOM/(R)/ FURY/(R)/ vacuum and, in March 1996, new short-form (60 second and 120 second) TV spots for this product. In June 1996, the Company commenced airing in the U.S. short-form (60 second and 120 second) TV spots for its FANTOM/(R)/ THUNDER/(R)/ vacuum. In March 1996, the Company commenced airing in Canada the TV infomercial and short-form TV spots for its FANTOM/(R)/ FURY/(R)/ vacuum. This followed the easing of regulatory restrictions on the airing of full-motion, long-form commercials in Canada. Similarly, the launch of the FANTOM/(R)/ LIGHTNING/(R) /vacuum in the Fall of 1997 was supported by a 30 minute TV infomercial which commenced airing in the U.S. in January 1998 and in Canada in February 1998, and by short-form TV spots which commenced airing in the U.S. in February 1998 and in Canada in March 1998. Finally, the introduction of the FANTOM/(R)/ CYCLONE XT/(R)/ model was supported by national television advertising in both the U.S. and Canada, including a 30 minute TV infomercial which began airing in March 1999 and a 60 second TV spot that first appeared in April 1999.

     Sales of dual-cyclonic products (including spare parts and accessories) through all channels of distribution amounted to $242.0 million in the Company's fiscal year ended June 30, 1999, compared with $176.0 million in fiscal 1998 and $147.7 million in fiscal 1997, with over 90% of such sales being to customers in the United States in all three years. Direct-response television sales in fiscal 1999 were $12.2 million compared to $16.4 million in fiscal 1998 and $23.0 million in fiscal 1997. See "Management's Discussion and Analysis".

Raw Materials and Suppliers

    The Company currently conducts product assembly operations at its Welland, Ontario facility and at a facility in West Columbia, South Carolina which commenced operations in June 1998. The Company relies on several different vendors to satisfy its plastic injection moulding needs. With the exception of motors, the raw materials and components used by the Company in its manufacturing operations are readily available from a number of Canadian, United States and offshore suppliers. The Company is largely dependent on two suppliers for its main suction motors. The Company does not have any formal agreement with either of such suppliers regarding the Company's purchase of motors. The Company believes it has an excellent relationship with both of such suppliers and has not experienced any significant quality or supply problems during its relationships with them. Nevertheless, the Company's inability to acquire the type and number of motors needed to satisfy demand for its products could have a material adverse effect on the Company's financial condition and results of operations.

Dual-Cyclonic Technology

     The Company's upright and canister vacuum cleaners are based on patented dual-cyclonic technology which the Company licenses from Prototypes Limited and Notetry Limited (collectively, the "Licensor") and is protected by several patents in the United States and Canada, including (without limitation) United States Patent Nos.: 4,593,429; 4,643,748; 4,826,515; 4,853,008; 4,853,011;
5,078,761; 5,160,356; 5,558,697; 5,755,007; 5,937,477; and D382,679; and
Canadian Patent Nos.: 1,182,613; 1,238,869; 1,241,158; 1,241,809; 1,321,960; and
2,056,161. The dual-cyclonic technology involves two cyclones, one inside the other, through which air whirls in sequence to separate dirt from the airstream instead of forcing it through a traditional filter bag. Larger dirt particles are separated from the airstream by being hurled to the edge of the outer cyclone and smaller dirt particles are separated from the airstream by being hurled to the edge of the inner cyclone.

     The Company has entered into a series of technology transfer agreements with the Licensor pursuant to which the Company has the exclusive right (except for the Amway Corporation ("Amway") license discussed below) to sell upright, canister and back-pack vacuum-cleaning devices utilizing the dual-cyclonic technology in the United States and Canada. The Company also has the non-exclusive right to manufacture upright, canister and back-pack vacuum-cleaning devices utilizing the dual-cyclonic technology in the United States, Canada and other countries, not including Japan. The Company agreed in 1998 to the termination of its right to manufacture and sell upright dry-powder carpet shampooers utilizing the dual-cyclonic technology, but continues to have the right to sell any remaining inventory of such product.

     The Company's right to continue using the dual-cyclonic technology is subject to the continued performance of its obligations under the various technology transfer agreements, which include an on-going obligation to pay royalties based upon a fixed percentage of sales of products utilizing the dual-cyclonic technology. The Company must pay a minimum annual royalty in order to preserve the exclusive nature of its rights to use the dual-cyclonic technology. Other than the Company's obligation to make royalty payments and submit periodic reports to the Licensor substantiating the basis for such royalty payments, the Company has no other material on-going obligations under the technology transfer agreements. In the absence of the Company's bankruptcy or a default by the Company in the performance of its obligations under the technology transfer agreements, the licensing arrangements may not be terminated by the Licensor and continue in effect until the last of the patents covered by the agreements expires. The Company's obligations under the technology transfer agreements expire upon the expiration of the various agreements.

     Many of the patents which the Company licenses have been in existence for over ten years, during which time the Licensor and the Company have diligently protected their rights in and to the dual-cyclonic technology. As part of a comprehensive settlement with Amway in 1991 arising out of various legal proceedings relating to the dual-cyclonic technology, Amway was granted the perpetual right to manufacture and sell upright vacuum cleaners utilizing the dual-cyclonic technology in the United States and Canada for household use only. Amway has an on-going obligation to pay royalties on sales of dual-cyclonic products based upon a fixed percentage of Amway's regularly listed selling price to its distributors. Amway may market and sell dual-cyclonic products only through Amway's private-party distributors and direct-mail catalogues, but by no other means. Due to the significant limitations imposed on Amway's ability to market and sell products utilizing the dual-cyclonic technology, the Company does not believe that Amway's right to use the dual-cyclonic technology will have a material adverse effect on the Company's financial condition and results of operations. The Company believes that, to date, Amway's sales of dual-cyclonic upright vacuum cleaners in each of the United States and Canada have not constituted a significant percentage of the total upright vacuum cleaners sold in either such country.

     The loss of the Company's right to use and exploit the dual-cyclonic technology for vacuum cleaning devices could have a material adverse effect on the Company's financial condition and results of operations.

     Because of market recognition achieved by the dual-cyclonic technology, some of the Company's competitors have introduced new products which compete with the Company's products and utilize a form of cyclonic action. As a result of this competition, the Company has recently adopted a strategy of reducing prices on some of its products.

     The patents which the Company licenses for use with its dual-cyclonic products have been issued to the Licensor over a number of years. The first to expire of the basic patents in the United States for the dual-cyclonic technology does not expire until June 10, 2003, assuming that all necessary renewal fees are paid and such patent is not invalidated by court action prior to such time. As the patents expire, the ability of competitors to develop products which are more functionally similar to the Company's dual-cyclonic products will be enhanced. The Company is uncertain what effect the expiry of the licensed patents will have on its future sales and net income.

Employees

     The Company had approximately 442 employees as of June 30, 1999. Of these employees, 76%, 14%, 9% and 1% were engaged in production, marketing/sales, administration and engineering, respectively. As of June 30, 1999, approximately 60% of the employees in the Company's Welland, Ontario manufacturing facility were unionized and were members of The United Steel Workers of America (the "Union"). The Company has an agreement with the Union which expires March 31, 2003. The Company's relationship with the Union has been satisfactory and uneventful, except for a week long strike in December 1993. The strike occurred after the Union had rejected the Company's first contract offer. Any significant labour disruption could have a material adverse effect on the Company's ability to manufacture products and accordingly could have a material adverse effect on its financial position and resources and a long-term material adverse effect on its sales.

Customer Concentration

     Over the last few years, a small number of retailers have accounted for a significant portion of the Company's total sales. In fiscal 1999, five customers accounted for 50.7% of the Company's revenue. In fiscal 1998, the same five customers accounted for 60% of the Company's revenue. One specific customer accounted for 23% and 25% of sales in fiscal 1999 and fiscal 1998, respectively.

     The Company is continuing to expand its retail distribution of the FANTOM/(R)/ vacuum product line in the United States and Canada with the assistance of direct-response television commercials. While this expansion is intended to increase the number of retailers the Company sells to, it may not reduce the Company's dependence on a small number of retailers for a significant portion of its sales.

Sales Data

                                                                                Fiscal Year Ended June 30
                                                                                -------------------------
                                                                              1999              1998         1997
                                                                              ----              ----         ----
                                                                                            (in dollars)

Total sales                                                                    242,045,457  177,585,454   150,213,517

Sales by method of distribution

          Via direct-response television and internet                           12,249,642   16,441,591    23,007,342
          To retailers and distributors                                        229,795,815  161,143,863   127,206,175

Sales by territory

Canada    Total                                                                 22,830,933   12,178,219     4,356,025
          Dual-cyclonic and related products                                    22,707,089   10,550,894     1,817,046
          All other                                                                123,844    1,627,325     2,538,979

United States  Total                                                           219,214,524  165,407,235   145,857,492
          Dual-cyclonic and related products                                   219,214,524  165,407,235   145,857,492

Sales of dual-cyclonic and related products

          Total                                                                241,921,613  175,958,129   147,674,538
          Fantom/(R)/ vacuums                                                  241,489,013  175,681,451   146,664,274
            Via direct-response television and internet                         12,249,642   16,441,591    23,007,342
            To retailers and distributors                                      229,239,371  159,239,860   123,656,932
          Capture/(R)/ carpet shampooer and related products                       432,600      276,678     1,010,264

Sales and Marketing

     The Company's main products are its FANTOM/(R)/ vacuums which the Company sells in two ways: (a) to end-users through direct-response television and its Internet website; and (b) to various types of retailers, including mass merchants, catalogue and catalogue-showroom retailers, warehouse clubs, department stores, television shopping networks and independent vacuum dealers. The independent vacuum dealers also serve as product repair centres. The Company uses a combination of its own sales personnel and manufacturers' representatives to call on accounts. It also has a small group of product trainers to instruct in-store sales personnel on the features and benefits of its products. In addition, the Company maintains a special toll-free call centre in its Welland, Ontario facility to handle inquiries that FANTOM/(R)/ owners and potential purchasers have about its products. The Company has been focusing on increasing distribution and sell-through of its FANTOM/(R)/ vacuums in retail outlets, and has been relying on the consumer awareness generated by its direct-response television advertising, exposure on television shopping networks, and trade promotions, to drive retail sales in these accounts.

     The Company's FANTOM/(R)/ vacuums are currently listed in the United States by prominent retailers including Ames Department Stores, Inc., Best Buy Co. Inc., B. J. Wholesale Club, Inc., Consolidated Stores Corp., Costco Wholesale Inc., Damark International Inc., Fingerhut Companies Inc., Fred Meyer, Inc., Home Shopping Network

Inc., JC Penney Company, Inc., Kmart Corporation, Kohl's Department Stores, Lowe's Companies, Inc., Meijer, Inc., Montgomery Ward Co. Inc., Sears, Roebuck and Co., Service Merchandise Company, Inc., Shopko Stores Inc., Spiegel, Inc. and Target Stores. The Company's products are also being tested in several hundred outlets of Wal-Mart Stores, Inc. They are also sold by several hundred independent vacuum dealers. In Canada, the FANTOM/(R)/ vacuums are listed by The Bay, Canadian Tire Corporation, Limited, Costco Canada Inc., Costco Wholesale Corporation, Future Shop Ltd., Home Hardware Stores Ltd., The Shopping Channel, Wal-Mart Canada, Inc. and Zellers Inc.

New Product Development

     The Company conducts on-going new product development activities through an engineering team which currently has a complement of seven personnel. Capital expenditures for new products were $5.1 million in fiscal 1999, excluding spending on research and development, $6.5 million in fiscal 1998 and $2.1 million in fiscal 1997.

     Research and Development

     The Company has entered into arrangements with Omachron covering the acquisition and development of a number of technologies for various household appliances and other consumer and commercial products. The principal scientists of Omachron have been working together for almost two decades on a wide range of civilian and non-civilian projects, many of which have direct application to consumer products. Pursuant to these arrangements, the Company is combining its expertise in product design, manufacturing and marketing with Omachron's broad scientific knowledge for the purpose of developing innovative new products with ground-breaking technologies. Over fifty utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron.

     Pursuant to the agreements entered into during the last two years, the Company will have rights to certain proprietary technology on a worldwide basis and will be evaluating opportunities for marketing products internationally.
The Company believes the technologies it is developing and acquiring are significant and that this could lead to substantial business growth. Due to the uncertainties associated with the development of the various technologies and the marketing of products that would incorporate them, the Company is unable to estimate with any reasonable degree of accuracy the impact on results of operations.

     Research and development spending in fiscal 1999 totaled $5.7 million, net of research and development tax credits of $0.6 million. Of the total spending, $3.1 million was capitalized and was mainly for various technologies which were acquired, industrial designs for a number of new products under development and patent applications for new technologies and products. Additions to deferred costs totaled $1.2 million, net of amortization, and consisted mainly of development costs for the FANTOM/(R)/ CYCLONE XT/(R)/ vacuum, as well as costs for other new products under development. Amounts expensed were $1.4 million, net of $0.6 million of research and development tax credits, and were mainly for engineering and product development staff.

     The Company intends to spend significant amounts on research and development over at least the next three years, with expenditures expected to be not less than $5 million per year. In addition, depending on the speed with which new products are developed, it could spend as much as $15 million to $20 million in any given year for tooling, manufacturing equipment and pre-launch marketing expenditures. The Company has been financing the capital expenditures and working capital requirements for these projects from its line of credit with a Canadian chartered bank and from its cash on hand. The Company believes that its cash flow from operations together with the current borrowing limit of $59 million under its line of credit will be sufficient to provide for its product development programs.

     Counter-Top Water Purifier

     In the year 2000, the Company plans to launch a counter-top, microbiological water-treatment appliance, the first of a line of water-treatment products planned for the Company. The kitchen counter-top unit is designed to kill micro-organisms like Giardia, E. coli and Cryptosporidium, all of which can seriously affect people who have weakened immune systems; reduce heavy metals such as mercury and lead as well as oils, fats, grease, pesticides, herbicides, chlorine and other trace impurities; eliminate a wide range of volatile organic compounds like benzene, heptachlor, styrene, trihalomethanes and 2,4-D; provide good-tasting water, leaving in desirable levels of fluoride, calcium, magnesium and potassium; incorporate a computer-controlled monitoring system to ensure that the dispensed water is disinfected; and treat the carbon-block filter used in the system to prevent bacterial growth.

     The purification process utilizes activated oxygen, known as ozone, to kill micro-organisms. This same process is used in more than 3,000 state-of-the-art municipal water-treatment systems around the world, including over 200 in the United States. The Company's technology enables strong concentrations of ozone to be produced in small, low-cost embodiments with small energy inputs. It also enables the ozonation process to be monitored actively, to ensure effective performance. The Company's water-treatment product produces no harmful emissions.

     Third party testing of prototype units has confirmed the efficacy of the product, including its ability to eliminate 99.99999% of micro-organisms.

     New Floor Care Product Line

     In the year 2000, the Company plans to introduce a new line of floor care products, designed to establish a new market segment. Some elements of the technology to be incorporated into the product line are still in the research and development phase, and full working prototypes of the product line have not yet been constructed. The Company is targeting to have working prototypes built and tested by the end of the first quarter of calendar 2000.

     Other New Product Initiatives

     Research and development activities are continuing in an effort to develop additional new consumer products. The Company hopes to release information on one initiative in the first quarter of calendar 2000, assuming the successful construction and testing of prototypes.

Industry Overview

     The electric floor-care industry is highly competitive and has several product segments including canister, upright and stick vacuums, hand-held vacuums, extractors and wet/dry vacuums. Products are sold in a variety of retail outlets, on a door-to-door basis and through television shopping networks and various direct-response formats.

     Industry shipments of full-sized vacuums (canister, upright and stick vacuums) within the United States in calendar 1998, as estimated by the Vacuum Cleaner Manufacturers Association, were 16.3 million units compared with 15.7 million units for 1997 and 16.2 million units for 1996. Shipments of upright vacuums in 1998 were 11.3 million units compared with 10.8 million units for 1997 and 11.2 million units for 1996. Shipments of canister vacuums in 1998 were 1.7 million units compared with 1.6 million units for 1997 and 1.8 million units for 1996. The Canadian market for full-sized vacuums is estimated by the Vacuum Cleaner Manufacturers Association to be approximately 6% of the size of the U.S. market.

     The Company is aware of several major competitors in the United States and Canada including Bissell Inc.; Eureka Co.; Hoover Company; Matsushita Electric Works, Ltd.; and Royal Appliance Mfg. Co. Some of these competitors have introduced new products which compete with the Company's FANTOM/(R)/ vacuums; in some instances the competitive products utilize a form of cyclonic action.
These competitors, or others, are expected to introduce further new products which compete with those of the Company. As a result of this competition, the Company has recently adopted a strategy of reducing prices on some of its products.

Business Strategies

     During the next 12 months the Company intends to focus on:

     1) further expanding distribution for its dual-cyclonic vacuum products. In this regard, the Company's products are currently being tested in several hundred outlets of Wal-Mart Stores, Inc. in the United States;

     2) continuing to build consumer awareness and retail demand for its dual-cyclonic vacuums, mainly by employing direct-response television advertising in long form and short form formats, and by having the products featured on television shopping networks and in retailer flyers;

     3)   introducing a new line of floor care products;

     4) introducing the Company's new microbiological water-treatment appliance; and

     5) continuing the research and development of other new consumer products and preparing for the introduction of at least one of these products.

     In the longer term, the Company is seeking to develop international sales opportunities for its new products by establishing licensing, joint venture and distributorship arrangements.

Property

     The Company's main manufacturing operations and administrative offices are located at a facility which it owns in Welland, Ontario, Canada. The facility is situated on approximately 53 acres of land, which is subject to a mortgage in favour of a Canadian chartered bank. The Welland, Ontario facility was constructed in 1973 and has approximately 79,000 square feet of factory space and 12,000 square feet of office space. In June 1998, the Company commenced manufacturing operations at a leased facility in West Columbia, South Carolina which has approximately 35,000 square feet of factory space. The lease of the West Columbia facility expires in September 2000, but may be extended at the Company's option for five years.

     All of the Company's motorized products are currently made at its Welland, Ontario or West Columbia, South Carolina facilities. The Company believes these two current production facilities as presently configured are suitable for an annual sales volume in excess of $325 million. Based upon annual capacity of $325 million and the Company's total sales of $242 million for the fiscal year ended June 30, 1999, the Company's production facilities were 74% utilized during such period.

     The Company leases a small sales office in Toronto, Ontario which houses marketing and sales personnel. The present lease on the Toronto sales office expires in 2004.

     The Company also occupies space in Hampton, Ontario which it utilizes for its research and development activities in conjunction with Omachron.

Risk Factors and Cautionary Statements

     This Annual Information Form contains statements which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934 as Amended. In addition, the Company and persons acting on its behalf from time to time make statements which contain such forward-looking statements. The Company cautions that all such forward-looking statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including, among others, the following:

     Dependence upon Suppliers

     The Company's ability to manufacture products to meet customer demand is dependent upon the timely availability from suppliers of components and raw materials. In particular, the Company relies on only two suppliers of the main suction motors used in the manufacturing of its products. While the Company believes it has excellent relationships with both suppliers and has not experienced any significant quality or supply problems during such relationships, the Company does not have any formal agreement with either supplier regarding the Company's purchase of motors. The Company's inability to acquire the type and amount of motors needed to satisfy demand for its products could have a material adverse effect on the Company's ability to manufacture products and accordingly have a material adverse effect on its financial condition and results of operations.

     Dependence on Patents

     The Company's current FANTOM/(R)/ products are based on patented dual-cyclonic technology which the Company licenses from a third party and which is protected by several registered patents in the United States and Canada. The Company's right to continue using the dual-cyclonic technology is subject to the continued performance by the Company of its obligations under the various agreements with the third party licensor. The loss of the Company's right to use and exploit the dual-cyclonic technology could have a material adverse effect on the Company's financial condition and results of operations.

     Competition

     The electric floor-care industry is highly competitive and the Company's competitors have introduced a number of new products, some of which are based on new technology (in some instances incorporating a form of cyclonic action) that could render the products marketed by the Company less attractive. The Company's future success will depend in large part upon its ability to assess the future market potential for products in a rapidly changing environment in order that its products continue to be in demand by consumers.

     Customer Concentration

     Over the last few years, a small number of retailers have accounted for a significant portion of the Company's total sales. While the Company continues to have good relationships with such customers, there is no guarantee that these relationships will last. In addition, a significant number of retailers in the North American retail industry have experienced financial difficulties during the last few years. In light of these difficulties and the Company's concentration of customers, the Company would be at risk if any major customer of the Company at any time became unable to pay its accounts receivable to the Company, to the extent such accounts receivable were not covered by insurance. Any such failure to pay could have both an immediate effect on the Company's financial position and resources and a long-term effect on its sales.

     New Technologies and Products

     The development of new products, in particular products based upon new technologies which have not previously been incorporated into commercial products, is time-consuming and risky. Taking an invention or innovative concept from the theoretical stage through to a working model and then to a marketable product capable of being manufactured at a commercially viable price is often not possible and can regularly involve unanticipated costs and time delays. This process can be further complicated by the need to obtain any required regulatory approvals.

     The Company's new product program is exposed to the further risk that the development of some of the concepts underlying certain products are dependent on the skills of a small number of scientists who are associated with an independent entity retained by the Company. The unavailability of one or more of such scientists could cause serious delays or even result in the Company abandoning certain proposed products.

     Impact of Exchange Rate Fluctuations

     The Company, which publishes its financial statements in Canadian dollars, is a U.S. dollar generator, and therefore the level of the Canadian dollar relative to the U.S. dollar has a direct effect on its profitability. In order to protect its earnings against adverse movement in the exchange rate between Canadian and U.S. dollars, the Company has since November 1995 entered into foreign exchange contracts to reduce the exposure resulting from a strengthening in the Canadian dollar relative to the U.S. dollar. Based on the Company's fiscal 1999 results, a rise in value of the Canadian dollar of one cent, without the protection of hedging, would materially adversely affect net income by approximately $0.5 million.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following tables provide a summary of certain financial information for fiscal years 1995 through 1999. The selected financial data set forth below as of June 30, 1999, 1998, 1997, 1996 and 1995 have been derived from the Company's audited consolidated financial statements which are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which are different in some respects from generally accepted accounting principles in the United States ("U.S. GAAP"). The information presented below should be read in conjunction with the "Consolidated Financial Statements" and related Notes thereto and "Management's Discussion and Analysis" incorporated by reference in this Annual Information Form.

Consolidated Statement of Operations Data (Canadian GAAP)


                                                                    Fiscal Year Ended June 30,
                                -------------------------------------------------------------------------------------------------

                                         1999                1998               1997               1996               1995
                                         ----                ----               ----               ----               ----

Sales and Other Income                  $242,045,457        $177,585,454       $150,213,517        $98,428,527        $59,421,732
Cost of Goods Sold                       155,492,659         113,661,329         96,246,860         66,586,407         37,604,534
                                        ------------        ------------       ------------        -----------        -----------
                                          86,552,798          63,924,125         53,966,657         31,842,120         21,817,198

Selling, General and
  Administrative Expenses                 63,116,152          47,675,507         41,999,459         25,409,225         18,269,770
Research and Development                   1,359,072                  --                 --                 --                 --
Finance Charges                              (75,826)             48,527            464,595            718,045            523,632
                                        ------------        ------------       ------------        -----------        -----------
                                          64,399,398          47,724,034         42,464,054         26,127,270         18,793,402

Income Before Taxes                       22,153,400          16,200,091         11,502,603          5,714,850          3,023,796

Income Taxes                               7,971,000           5,882,564          4,142,000            504,200                 --

Net Income                              $ 14,182,400        $ 10,317,527       $  7,360,603        $ 5,210,650        $ 3,023,796

Net Income Per Share                    $       1.58        $       1.18       $       0.88        $      0.72        $      0.48

Net Income Per Share -
  Fully Diluted                         $       1.51        $       1.11       $       0.86        $      0.69        $      0.43

Reconciled Consolidated Statement of Operations Data (U.S. GAAP) /(1)/

                                                                    Fiscal Year Ended June 30,
                                -------------------------------------------------------------------------------------------------

                                         1999                1998               1997               1996               1995
                                         ----                ----               ----               ----               ----

Sales and Other Income                  $251,753,969        $174,067,454       $150,213,517        $98,428,527        $59,421,732
Cost of Goods Sold                       155,345,659         112,544,166         95,563,860         65,426,946         36,683,256
                                        ------------        ------------       ------------        -----------        -----------
                                          96,408,310          61,523,288         54,649,657         33,001,581         22,738,476

Selling, General and
  Administrative Expenses                 63,329,737          47,891,407         42,088,959         25,579,225         18,269,770
Research and Development                   2,567,012           1,992,000            770,000            565,000            400,000
Finance Charges                              (75,826)             48,527            464,595            718,045            523,632
                                        ------------        ------------       ------------        -----------        -----------
                                          65,820,923          49,931,934         43,323,554         26,862,270         19,193,402

Income Before Taxes                       30,587,387          11,591,354         11,326,103          6,139,311          3,545,074

Income Taxes                              11,171,000           4,377,064          4,131,800            547,200                 --

Net Income                              $ 19,416,387        $  7,214,290       $  7,194,303        $ 5,592,111        $ 3,545,074

Net Income Per Share                    $       2.16        $       0.82       $       0.86        $      0.77        $      0.56

Net Income Per Share -
  Fully Diluted                         $       2.12        $       0.81       $       0.85        $      0.75        $      0.52

Note:
- -----

/(1)/ The financial information is stated here giving the effect of reconciliation to U.S. GAAP from Canadian GAAP, which are the accounting principles under which the Company's primary financial statements are presented.

Consolidated Balance Sheet Data (Canadian GAAP)

                                                             Fiscal Year Ended June 30,
                              --------------------------------------------------------------------------------------

                                     1999              1998             1997             1996             1995
                                     ----              ----             ----             ----             ----
Total Assets                        $98,796,105       $83,465,157      $60,760,190      $42,666,839      $24,459,624

Long-term Debt                               --       $    15,098      $   238,273      $   378,710      $    27,337

Shareholders' Equity                $59,066,197       $45,013,222      $34,420,695      $19,959,472      $ 8,028,092


Reconciled Consolidated Balance Sheet Data (U.S. GAAP) /(1)/

                                                             Fiscal Year Ended June 30,
                              ---------------------------------------------------------------------------------------

                                     1999              1998             1997              1996             1995
                                     ----              ----             ----              ----             ----
Total Assets                        $97,983,553       $85,113,471      $61,700,744       $43,874,723      $24,319,445

Long-term Debt                               --       $    15,098      $   238,273       $   378,710      $    27,337

Shareholders' Equity                $61,362,016       $42,583,569      $34,908,849       $20,493,956      $ 8,011,111

Note:
- -----

/(1)/ The financial information is stated here giving the effect of a reconciliation to U.S. GAAP from Canadian GAAP, which are the accounting principles under which the Company's primary financial statements are presented.


Quarterly Financial Data

                                                                     Fiscal Year Ended June 30, 1999
                                           ----------------------------------------------------------------------------------

                                               First Quarter       Second Quarter       Third Quarter       Fourth Quarter
                                               -------------       --------------       -------------       --------------
Sales and Other Income                               55,114,160           60,005,350          65,628,821           61,297,126

Basic Earnings Per Share:

 Net Income                                         $ 3,273,056          $ 3,595,123         $ 3,985,901          $ 3,328,320

 Shares                                               8,972,809            9,003,108           9,008,802            9,017,751

 Basic Earnings Per Share                           $      0.36          $      0.40         $      0.44          $      0.37

Fully Diluted Earnings Per Share:

 Net Income - Adjusted                              $ 3,312,185          $ 3,642,367         $ 4,031,449          $ 3,369,824

 Shares - Fully Diluted                               9,423,760            9,538,108           9,535,608            9,535,608

 Fully Diluted Earnings Per Share                   $      0.35          $      0.38         $      0.42          $      0.35

                                                                     Fiscal Year Ended June 30, 1998
                                           ----------------------------------------------------------------------------------

                                               First Quarter       Second Quarter       Third Quarter       Fourth Quarter
                                               -------------       --------------       -------------       --------------
Sales and Other Income                              30,019,582            42,938,732          52,124,311           52,502,829

Basic Earnings Per Share:

 Net Income                                        $ 1,737,660           $ 2,586,148         $ 2,873,508          $ 3,120,211

 Shares                                              8,393,441             8,899,137           8,927,275            8,941,267

 Basic Earnings Per Share                          $      0.21           $      0.29         $      0.32          $      0.36

Fully Diluted Earnings Per Share:

 Net Income - Adjusted                             $ 1,762,077           $ 2,610,469         $ 2,897,304          $ 3,143,258

 Shares - Fully Diluted                              8,823,441             9,340,608           9,340,608            9,340,608

 Fully Diluted Earnings Per Share                  $      0.20           $      0.28         $      0.31          $      0.34

     The Company commenced paying quarterly dividends in the first quarter of fiscal 1999 at the rate of $0.03 per share per quarter, and increased the amount of such dividends to $0.05 per share per quarter in the first quarter of fiscal 2000. Although the Company currently intends to pay quarterly dividends to its shareholders, the declaration and payment of dividends are at the sole discretion of the Board of Directors of the Company and depend upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors. The ability of the Company to pay dividends is also subject to the Company fulfilling certain conditions with respect to its line of credit with a Canadian chartered bank.
As a result, there can be no assurance that dividends will be declared, or as to the amount or timing of any dividends that are declared.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS

          Reference is made to the section entitled "Management's Discussion and Analysis" found on pages 16 to 21 of the Company's 1999 Annual Report, which section is incorporated herein by reference.


                             MARKET FOR SECURITIES

     The Company's common shares (the "Common Shares") are listed and posted for trading on The Toronto Stock Exchange (the "TSE") and the Nasdaq Stock Market ("Nasdaq"). The Common Shares commenced trading on the TSE on May 30, 1986, on the Nasdaq Small Cap Market on November 20, 1995 and on the Nasdaq National Market on March 18, 1996. The high and low sales prices and volume of trading for the Common Shares on the TSE during each quarter of the 1999 and 1998 fiscal years were as follows:

                                             High                Low
                                             ----                ---
Fiscal year ended
June 30, 1999
- -------------------------------------

Fourth Quarter                                $20.20             $14.80
Third Quarter                                 $19.25             $13.90
Second Quarter                                $16.25             $11.00
First Quarter                                 $17.00             $10.75

Fiscal year ended
June 30, 1998
- -------------------------------------

Fourth Quarter                                $17.00             $13.30
Third Quarter                                 $14.50             $10.50
Second Quarter                                $15.25             $11.80
First Quarter                                 $14.85             $13.50

         The volume of trading of the Common Shares on Nasdaq is, on average, a small percentage of the value of trading on the TSE.

                            DIRECTORS AND OFFICERS


                                                                                                Executive
     Name and Municipality                                                                       Officer                 Director
          of Residence                             Principal Occupation                       Since/(1)(2)/            Since/(1)(2)/

- --------------------------------    -------------------------------------------------    ---------------------    -----------------
Arthur H. Crockett /(3)/              Corporate Director                                               --                 1984
Toronto, Ontario

Maxwell Goldhar /(3)/                 Vice Chairman, OSF Inc. (manufacturer of store                   --                 1989
Toronto, Ontario                      fixtures)

Kenneth Kelman                        Chairman of the Board of Directors until 1999                    --                 1984
Toronto, Ontario

Rikki Meggeson                        Vice President, First Canada Financial                         1999                 1989
Toronto, Ontario                      Corporation Limited (private investment
                                      company)
                                      Chair of the Board of Directors

Allan D. Millman                      President and Chief Executive Officer                          1984                 1984
Toronto, Ontario

Walter J. Palmer                      Partner, Fasken Campbell Godfrey (barristers                   1996                 1999
Toronto, Ontario                      and solicitors)
                                      Secretary

Alan Steinert, Jr.                    Consultant                                                       --                 1990
Cambridge, Massachusetts


Stephen J. Doorey                     Vice President, Finance and Chief Financial                    1997                   --
Mississauga, Ontario                  Officer

Alan C. Hussey                        Senior Vice President and General Manager                      1995                   --
Welland, Ontario

Simon P. Ouellet                      Vice President,                                                1998                   --
Welland, Ontario                      Human Resources

Joseph A. Shillington                 Vice President,                                                1996                   --
Welland, Ontario                      Information Technology

Paul F. Smith                         Vice President, Sales                                          1997                   --
Oakville, Ontario

Norman V. Soler                       Vice President, Engineering                                    1984                   --
Courtice, Ontario

Nick E. Varanakis                     Vice President, Sales                                          1989                   --
Sandy, Utah, United States

Linda L. Watson                       Vice President,                                                1995                   --
Mississauga, Ontario                  Marketing

Norman Wotherspoon                    Treasurer                                                      1997                   --
St. Catharines, Ontario

Notes:
- ------

/(1)/ All directors are elected and serve until the next annual meeting of shareholders or until their successors are elected or appointed. All executive officers of the Company serve at the pleasure of the Company's Board of Directors.

/(2)/ Each director/officer has served as a director/officer of the Company and its predecessor continuously since the year set out opposite his/her name.

/(3)/ Member of the Audit Committee.

     All of the directors have held the principal occupations identified above (or another position with the same or associated firms or organizations) for the past five years except Mr. Steinert. From July 1996 until 1997, Mr. Steinert was a Special Assistant to the Secretary of the Executive Offices of Health and Human Services of the Commonwealth of Massachusetts. From October 1995 to July 1996, Mr. Steinert was the Chief of Staff of Health and Human Services of the Commonwealth of Massachusetts. Prior to October 1995, Mr. Steinert was the Undersecretary of Environmental Affairs of the Commonwealth of Massachusetts.

     All of the officers, who are not also directors, have held their positions or other executive positions with the Company for the past five years with the exception of Stephen Doorey, Alan Hussey, Simon Ouellet, Paul Smith and Linda Watson. Prior to July 1996, Mr. Doorey was Vice President, Finance at Plasticap Inc. Prior to February 1995, Mr. Hussey was Marketing Manager of Frigidaire Products of Canada Limited. From July 1996 to April 1997, Mr. Smith was Vice President, Sales of Regent-Sheffield (Canada), Ltd. and prior to June 1996 he was National Sales Manager of Wiltshire Canada Inc. Prior to May 1995, Ms. Watson was Director of Marketing Services and New Opportunities for Fisher Price Inc.

     As at September 10, 1999, all directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, approximately 10.86% of the Common Shares.

     Board of Directors

     The mandate of the Board of Directors (the "Board") is to oversee the conduct of the Company's business. The Board has approved guidelines on corporate governance issues which set out the manner in which it will discharge its responsibilities in this regard, in some cases with the assistance of committees of the Board whose duties are described below.

     The Board is responsible for the overall strategic direction of the Company, and approves major new product development programs and debt and equity financing.

     The objective of the Board is to maximize shareholder value in a manner which is consistent with good corporate citizenship, including fair treatment of the Company's employees, customers and suppliers. The Board expects management to perform in a manner consistent with achieving these objectives.

     The majority of the Company's directors are unrelated to the Company, in that they are independent of management and are free from any interest, business or other relationship (other than any arising from shareholding) which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company.

Board Committees

     Audit Committee

     The mandate of the Audit Committee is to review the Company's audited annual financial statements and to report on such statements to the Board before the statements are approved by the Board. To fulfil this responsibility, the Committee meets with the Company's auditors to discuss the financial statements and any concerns raised by the auditors with respect to financial presentation or disclosure, and with respect to the Company's internal financial controls. The Audit Committee also recommends to the Board the auditors to be appointed as the Company's auditors at the annual meeting.

     Compensation Committee

     The Compensation Committee reviews the Company's overall compensation philosophy, and corporate succession and development plans at the executive officer level. This Committee has been mandated to recommend to the Board the corporate objectives which the chief executive officer is responsible for meeting, to review the annual performance of the chief executive officer in light of these objectives, and to make recommendations to the Board with respect to the chief executive officer's remuneration. The Compensation Committee also oversees the operation of the Company's pension plans.

     Corporate Governance Committee

     The Corporate Governance Committee is responsible for developing the Company's approach to governance issues, including recommending to the Board limits to management's responsibilities.

     The Corporate Governance Committee's mandate also includes making recommendations with respect to the size and composition of the Board, recommending nominees to the Board and the amount and form of directors' remuneration, assisting in selecting a chair of the Board, and developing and implementing an orientation and education program for new recruits to the Board.

     In addition, the Corporate Governance Committee has been mandated to develop a process for assessing the effectiveness of the Board as a whole and of committees of the Board, and for assessing the contribution of individual directors.

     If an individual director wishes to engage an outside adviser at the expense of the Company, in relation to a matter involving the Company, such engagement must be approved by the Corporate Governance Committee.


                            ADDITIONAL INFORMATION

     The Company will provide to any person, upon request to the Secretary of the Company:

     (a) when securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a distribution of its securities,

          (i) one copy of this Annual Information Form together with one copy of any document or the pertinent pages of any document incorporated by reference herein,

          (ii) one copy of the consolidated financial statements of the Company in respect of its fiscal year ended June 30, 1999 together with the accompanying report of the auditors and one copy of any interim financial statements subsequent to the consolidated financial statements for the year ended June 30, 1999,

         (iii) one copy of the information circular of the Company in respect of the Annual and Special Meeting of Shareholders of the Company held on October 21, 1999, and

          (iv) one copy of any other documents that are incorporated by reference into such preliminary short form prospectus or short form prospectus and are not required to be provided under (i) to
               (iii) above; or

     (b) at any other time, one copy of any document referred to in (i), (ii) and (iii) of (a) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Common Shares, options to purchase Common Shares and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its Annual and Special Meeting of Shareholders held on October 21, 1999. Additional financial information is provided in the Company's consolidated financial statements for the year ended June 30, 1999.

                  Consolidated Financial Statements of


                  FANTOM TECHNOLOGIES INC.

AUDITORS' REPORT

To the Board of Directors of
Fantom Technologies Inc.

We have audited the consolidated balance sheets of Fantom Technologies Inc. as at June 30, 1999 and 1998 and the consolidated statements of income and retained earnings and changes in financial position for each of the years in the three year period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1999 and 1998 and the results of its operations and the changes in its financial position for each of the years in the three year period ended June 30, 1999 in accordance with generally accepted accounting principles in Canada which, except as described in note 16, conform in all material respects with accounting principles generally accepted in the United States.


(Signed) KPMG LLP


Chartered Accountants

Hamilton, Canada

July 30, 1999

(Except as to Note 15 which is as of August 12, 1999)

FANTOM TECHNOLOGIES INC.
Consolidated Balance Sheets
(in Canadian dollars)

- --------------------------------------------------------------------------------------
                                                                1999          1998
- --------------------------------------------------------------------------------------

Assets
Current assets:
  Cash and short term deposits                               $ 9,439,206   $ 4,609,798
  Trade accounts receivable                                   32,226,182    35,521,922
  Other receivables                                            3,089,162     1,249,889
  Inventories (note 2)                                        19,835,717    18,365,622
  Prepaid expenses                                             2,179,522     2,108,827
  Deferred income taxes                                          954,000       259,000
  ------------------------------------------------------------------------------------
                                                              67,723,789    62,115,058

Deferred development costs, net of amortization                2,062,177       854,237

Property, plant and equipment, net (note 3)                   29,010,139    20,495,862

- --------------------------------------------------------------------------------------
                                                             $98,796,105   $83,465,157
======================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
  Trade accounts payable                                     $21,175,261   $25,517,364
  Royalty payable                                              2,968,355     2,485,736
  Co-op advertising accrual                                    1,864,956     1,983,464
  Other payables and accruals                                  2,686,767     2,588,001
  Income taxes payable                                         2,708,712     2,187,133
  Currency hedging exchange gains                              2,510,831       682,531
  Current portion of capital lease obligations (note 5)           21,856       224,375
  ------------------------------------------------------------------------------------
                                                              33,936,738    35,668,604

Capital lease obligations, less current portions (note 5)              -        15,098

Currency hedging exchange gains                                3,482,790             -
Deferred income taxes                                          2,310,380     2,768,233

Shareholders' equity:
  Share capital (note 6)                                      27,949,287    26,997,590
  Retained earnings                                           31,116,910    18,015,632
  ------------------------------------------------------------------------------------
                                                              59,066,197    45,013,222

- --------------------------------------------------------------------------------------
                                                             $98,796,105   $83,465,157
======================================================================================

See accompanying notes to consolidated financial statements.

FANTOM TECHNOLOGIES INC.
Consolidated Statements of Income and Retained Earnings
(in Canadian dollars)


- ----------------------------------------------------------------------------------
                                                     Year ended June 30
                                          ----------------------------------------
                                             1999          1998           1997
Sales                                     $242,045,457   $177,585,454  $150,213,517

Cost of goods sold                         155,492,659    113,661,329    96,246,860
- -----------------------------------------------------------------------------------
                                            86,552,798     63,924,125    53,966,657

Expenses:
  Selling, general and administrative       63,116,152     47,675,507    41,999,459
  Research and development                   1,359,072              -             -
  Finance charges                              (75,826)        48,527       464,595
  ---------------------------------------------------------------------------------
                                            64,399,398     47,724,034    42,464,054

- -----------------------------------------------------------------------------------
Income before income taxes                  22,153,400     16,200,091    11,502,603

Income taxes (note 8)                        7,971,000      5,882,564     4,142,000

- -----------------------------------------------------------------------------------
Net income                                  14,182,400     10,317,527     7,360,603

Retained earnings at beginning of year      18,015,632      7,698,105       337,502

Dividends (note 6)                          (1,081,122)             -             -

- -----------------------------------------------------------------------------------
Retained earnings at end of year          $ 31,116,910   $ 18,015,632  $  7,698,105
===================================================================================

Net income per share (note 10):
 Basic                                           $1.58          $1.18         $0.88

 Fully diluted                                   $1.51          $1.11         $0.86
===================================================================================

See accompanying notes to consolidated financial statements.

FANTOM TECHNOLOGIES INC.
Consolidated Statements of Changes in Financial Position
(in Canadian dollars)



====================================================================================
                                                        Year ended June 30
                                             ---------------------------------------
                                                   1999         1998          1997
- -------------------------------------------------------------------------------------

Cash provided by (used for):
Operations:
 Net income                                  $ 14,182,400   $10,317,527   $ 7,360,603
 Items not requiring cash:
  Depreciation                                  2,491,505     1,484,330       979,003
  Loss on sale of property,
   plant and equipment                                  -             -        52,153
  Deferred tax provision                       (1,152,853)    1,083,033     1,466,800
  Amortization of deferred development
   costs                                           59,152       299,573             -
 Change in non-cash operating
    working capital (note 11)                  (3,962,980)   (4,245,118)   (4,458,564)
 Increase in currency hedging exchange
   gains                                        5,311,090       682,531             -
- -------------------------------------------------------------------------------------
                                               16,928,314     9,621,876     5,399,995
Financing:
 Proceeds from capital leases                           -             -       160,334
 Payments on capital leases                      (217,617)     (258,119)     (260,488)
 Issuance of common shares and warrants           951,697       275,000     7,100,620
 Deferred tax benefit related to issuance
   of special warrants                                  -             -      (163,800)
 Dividends paid                                (1,081,122)            -             -
- -------------------------------------------------------------------------------------
                                                 (347,042)       16,881     6,836,666
Investments:
 Additions to property, plant and
   equipment                                  (11,005,782)   (9,305,007)   (5,910,165)
 Change in non-cash working capital
   relating to investments (note 11)              521,010       731,702             -
 Additions to deferred development costs       (1,267,092)   (1,153,810)            -
 Proceeds on disposal of property, plant
   and equipment                                        -             -        11,750
 ------------------------------------------------------------------------------------
                                              (11,751,864)   (9,727,115)   (5,898,415)

- -------------------------------------------------------------------------------------
Increase (decrease) in cash position            4,829,408       (88,358)    6,338,246

Cash position at beginning of year              4,609,798     4,698,156    (1,640,090)

- -------------------------------------------------------------------------------------
Cash position at end of year                 $  9,439,206   $ 4,609,798   $ 4,698,156
=====================================================================================

Cash position is defined as cash and short term deposits less loan payable.

See accompanying notes to consolidated financial statements.

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
(in Canadian dollars)
- -------------------------------------------------------------------------------

   The consolidated financial statements of Fantom Technologies Inc. (the "Company") have been prepared by management of the Company in accordance with accounting principles generally accepted in Canada which, except as described in note 16, conform in all material respects with accounting principles generally accepted in the United States and rules and regulations prescribed by the United States Securities and Exchange Commission.

   The Company is incorporated under the Business Corporations Act (Ontario). The principal business activities are the design, manufacture and sale of vacuum cleaning devices. On May 1, 1997, Iona Appliances Inc. legally changed its name to Fantom Technologies Inc.


1. Significant accounting policies:

   These financial statements have been prepared on the basis of accounting principles generally accepted in Canada. The most significant of the policies followed by the Company are as follows:

(a) Basis of consolidation:

    The consolidated financial statements include the accounts of the Company's 100% owned subsidiaries: Fantom Technologies Direct, Inc., Fantom Technologies USA Holdings, Inc., Fantom Technologies USA, Inc. and Fantom Technologies Intellectual Property, Inc.

(b) Inventories:

    Inventories are stated at the lower of cost (first-in, first-out method) and net realizable value.

(c) Property, plant and equipment:

    Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful asset lives at the following rates:


     -------------------------------------------------------------------
     Asset                                                Rate
     -------------------------------------------------------------------

     Building                                             2.5%
     Machinery and equipment                             10.0%
     Tools and dies                             10.0% to 25.0%
     Furniture and fixtures                              10.0%
     Computer equipment                                  20.0%
     Patents                                             10.0%
     License rights                                      20.0%
     -------------------------------------------------------------------

    Leasehold improvements are amortized over the term of the lease.

(d) Amortization of equipment under capital lease:

    Amortization of equipment under capital lease is included in depreciation expense. Such amortization is computed by the straight-line method using rates of 10.0% to 20.0% per year.

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 2
(in Canadian dollars)
- -------------------------------------------------------------------------------


1. Significant accounting policies (continued):

 (e) Research and development:

     Expenditures for research are expensed as incurred. Expenditures for development of new products to be sold are capitalized when management determines that the product is technically and commercially feasible, otherwise they are expensed as incurred. Deferred development expenses are stated at cost and are amortized over a period of 2 to 5 years.

 (f) Pension costs:

     The assets of the defined benefit pension plans are reported at market values. The pension expense for the year includes adjustments for plan amendments and experience gains and losses which are being amortized on a straight-line basis over the expected average remaining service life of each plan's participants.

 (g) Segmented information:

     The Company currently manufactures and markets its products in one operating segment, that being vacuum cleaning devices. Sales made to customers located in the United States amounted to $219,213,000 (1998:
     $165,391,000; 1997:  $145,857,000).  Property, plant and equipment, net of accumulated depreciation, located in the United States amounted to $1,554,000 (1998: $1,040,000; 1997: Nil).

     Sales to two customers for the year ended June 30, 1999 amounted to approximately 23% and 9% (1998: 25% and 10%; 1997: 29% and 9%) of total Company sales.

     At June 30, 1999 receivables outstanding from these sales were $7,898,000 (June 30, 1998: $9,977,000).

 (h) Foreign currency translation:

     The translation of foreign currency denominated balance sheet accounts is performed using current exchange rates in effect at the balance sheet date and for sales and expense accounts using average exchange rates during the period. Foreign exchange gains for the year ended June 30, 1999 of $1,693,000 (1998 losses: $194,000; 1997 losses: $553,000) resulting from translation are included in the results of operations for the year.

 (i) Revenue recognition:

     Sales and related costs are recorded by the Company upon shipment of products.

 (j) Warranties:

     The Company records a warranty accrual for estimated claims. The warranty on the Fantom products is for two years. It is the Company's practice to classify the entire warranty accrual as a current liability.

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 3
(in Canadian dollars)
- -------------------------------------------------------------------------------


1. Significant accounting policies (continued):

 (k) Use of estimates:

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 (l) Derivative financial instruments:

     The Company uses derivative financial instruments to reduce the risks related to exchange rate fluctuations on certain transactions. Accordingly, the Company defers any unrealized gains and losses on these instruments until such time that the underlying transactions are realized.

2. Inventories:

   Inventories are summarized as follows:

- --------------------------------------------------------------------------------------------
                                                                     1999           1998
- --------------------------------------------------------------------------------------------
 Raw materials                                                    $ 7,741,950    $ 5,450,094
 Finished goods                                                    12,093,767     12,915,528

                                                                  $19,835,717     $18,365,622
- --------------------------------------------------------------------------------------------

3. Property, plant and equipment:

- --------------------------------------------------------------------------------------------
                                                                               June 30, 1999
- --------------------------------------------------------------------------------------------

                                                                    Accumulated     Net book
                                                            Cost   depreciation        value
- --------------------------------------------------------------------------------------------
 Land                                                $    81,204  $         -    $    81,204
 Building                                              1,538,912      240,057      1,298,855
 Leasehold improvements                                  500,915       50,601        450,314
 Machinery and equipment                               5,921,477    1,220,901      4,700,576
 Tools and dies                                       20,005,474    4,669,106     15,336,368
 Furniture and fixtures                                1,222,956      376,775        846,181
 Computer equipment                                    2,722,103      498,040      2,224,063
 Equipment under capital lease                           776,815      430,925        345,890
 Patents                                               1,572,000            -      1,572,000
 License rights                                        1,280,000            -      1,280,000
 Construction in progress                                874,688            -        874,688

- --------------------------------------------------------------------------------------------
                                                     $36,496,544  $ 7,486,405    $29,010,139
- --------------------------------------------------------------------------------------------

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 4
(in Canadian dollars)
- --------------------------------------------------------------------------------


3.  Property, plant and equipment (continued):

- ----------------------------------------------------------------------
                                             June 30, 1998
- ----------------------------------------------------------------------

                                               Accumulated    Net book
                                        Cost  depreciation       value
- ----------------------------------------------------------------------
Land                              $    81,204  $        -  $    81,204
Building                            1,280,256     204,099    1,076,157
Machinery and equipment             4,494,949     745,343    3,749,606
Tools and dies                     12,860,274   3,215,726    9,644,548
Furniture and fixtures                993,539     273,463      720,076
Computer equipment                  2,085,059     268,985    1,816,074
Equipment under capital lease         776,815     287,285      489,530
Construction in progress            2,918,667           -    2,918,667

- ----------------------------------------------------------------------
                                  $25,490,763  $4,994,901  $20,495,862
- ----------------------------------------------------------------------

4. Bank loan agreements:

  Effective September 1998, the Company modified its existing credit facility with a Canadian chartered bank. The new facility allows the Company to borrow up to a maximum of $35,000,000 for general operating requirements, $4,000,000 for capital expenditures and $20,000,000 to assist with research and development expenditures. The general operating component is subject to an availability formula based on trade accounts receivable and inventory. Interest on the general operating component is calculated at the prime rate of the Canadian chartered bank (6.25% at June 30, 1999), on the capital component at the prime rate plus 1/2% and on the research and development component at the prime rate plus 1%. Access to $20,000,000 of the general operating component, the $4,000,000 capital component and the $20,000,000 research and development component are subject to a 1/8% per annum standby fee on the daily unused portion. Any borrowings under this agreement are secured by a general assignment of book debts, a general security agreement and a mortgage on the Company's assets.

  At June 30, 1999, the unused amount available under the facility was $58,900,000 (1998: $29,000,000).

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 5
(in Canadian dollars)
- --------------------------------------------------------------------------------

5.    Capital lease obligations:


  Future minimum lease payments, by year and in aggregate, under capital leases are as follows:

- ----------------------------------------------------------------
                                                1999      1998
- ----------------------------------------------------------------
Fiscal year:
 1999                                          $  -     $232,749
 2000                                           21,951    15,192

- ----------------------------------------------------------------
Total minimum lease payments                    21,951   247,941

Amount representing interest (at 10%)               95     8,468

- ----------------------------------------------------------------
Present value of net minimum lease payments     21,856   239,473

Less current portions                           21,856   224,375

- ----------------------------------------------------------------
                                               $-        $15,098
- ----------------------------------------------------------------

6.  Share capital:

(a)  Capital stock:

     The authorized share capital of the Company consists of an unlimited number of common shares, an unlimited number of class A, preferred shares, issuable in series and an unlimited number of class B, preferred shares, issuable in series.

     The issued share capital of the Company is as follows:

     -----------------------------------------------------
                                     1999         1998
     -----------------------------------------------------

     Common shares (note 6(b))    $27,949,087  $26,997,590
     Warrant                              200         -

     -----------------------------------------------------
                                  $27,949,287  $26,997,590
     -----------------------------------------------------

     In August 1998, the Company entered into arrangements with Omachron Technologies, Inc. (Omachron) covering the acquisition and development of a number of technologies for various household appliances and other consumer and commercial products. Also, the Company issued to Omachron 50,000 common shares, and a warrant to purchase an additional 20,000 common shares, for an aggregate subscription price of $808,700. The warrant will become exercisable on August 10, 2000 and will be exercisable for three years thereafter at a price of $16.17 per common share.

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 6
(in Canadian dollars)
- -------------------------------------------------------------------------------

6. Share capital (continued):

(a)  Capital stock (continued):

     During 1998, 1,581,748 series 1, class A preferred shares were converted into 1,598,915 common shares. At June 30, 1998 and 1999, there were no series 1, class A preferred shares issued and outstanding.

     On June 27, 1997 the Company issued and sold 500,000 special warrants of the Company for net proceeds of $6,545,000 before corporate income tax recoveries, relating to issue costs, of $163,800. In October 1997, the special warrants were exercised and 500,000 common shares were issued.

(b)      Changes in common shares:

- ----------------------------------------------------------------------------------------
                                                    Shares                      Amount
- ----------------------------------------------------------------------------------------
Outstanding at June 30, 1996                       6,663,093                 $17,719,712

Exercise of Compensation Warrants                     33,600                     199,820
Exercise of stock options                            115,000                     192,000

- ----------------------------------------------------------------------------------------
Outstanding at June 30, 1997                       6,811,693                  18,111,532

Conversion of preferred shares to common shares    1,598,915                   1,902,258
Exercise of special warrants                         500,000                   6,708,800
Exercise of stock options                             40,000                     275,000

- ----------------------------------------------------------------------------------------
Outstanding at June 30, 1998                       8,950,608                  26,997,590

Exercise of stock options                             20,000                     142,997
Shares issued from treasury for cash                  50,000                     808,500

- ----------------------------------------------------------------------------------------
Outstanding at June 30, 1999                       9,020,608                 $27,949,087
- ----------------------------------------------------------------------------------------

(c)  Stock option plans:

     The Company has established a Key Employees' Stock Option Plan and an
     Outside Director Share Option Plan.   Options to purchase common shares of
     the Company under the Plans may be granted by the Board of Directors to certain employees and directors of the Company. In addition, the Board of Directors may grant options to independent consultants.

     The exercise price for the common shares covered by the foregoing option arrangements is determined by the Board of Directors, but must not be less than the fair market value of the common shares at the time of the grant of the option.

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 7
(in Canadian dollars)
- -------------------------------------------------------------------------------

6.  Share capital (continued):

(c) Stock option plans (continued):


    Changes in the outstanding stock options relating to the plans:

     --------------------------------------------------------------
                                                      Option Price
                                       Number of       Range Per
                                        Shares           Share
     --------------------------------------------------------------
     --------------------------------------------------------------
     Outstanding at June 30, 1996         227,500   $1.10 to $8.50

     Granted                              350,000   $9.30 to $12.30
     Cancelled                             (2,500)   $ 3.90
     Exercised                           (115,000)  $1.10 to $4.80

     --------------------------------------------------------------
     Outstanding at June 30, 1997         460,000   $3.90 to $12.30

     Cancelled                            (32,500)   $12.30
     Exercised                            (40,000)  $3.90 to $9.30

     --------------------------------------------------------------
     Outstanding at June 30, 1998         387,500   $3.90 to $12.30

     Granted                              130,000    $15.00
     Cancelled                             (2,500)   $12.30
     Exercised                            (20,000)  $3.90 to $12.30

     --------------------------------------------------------------
     Outstanding at June 30, 1999         495,000    $5.00 to $15.00
     --------------------------------------------------------------

     The outstanding options have an average exercise price of $11.21 and expire at various dates in the period from October 30, 2000 to August 17, 2003.

(d)  Dividends:

     Dividends declared during 1999 on common shares were $0.12 per share or $1,081,122. No dividends were declared in 1998 or 1997.

7. Pension plans:

  The Company has established two pension plans which cover substantially all of its employees. One plan is a defined benefit plan and the other has both a defined benefit and a defined contribution component. As at June 30, 1999 the accrued benefit obligation of the defined benefit pension plans was approximately $4,769,000 (June 30, 1998: $3,920,000) and the market value of the related pension fund assets was $4,379,000 (June 30, 1998: $4,188,000).

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 8
(in Canadian dollars)
- -------------------------------------------------------------------------------

8. Components of consolidated income taxes:

- --------------------------------------------------------------------------------------------
                                                        1999          1998         1997
- --------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------
Provision based on statutory combined federal and
  provincial income tax rates
   (1999, 1998 and 1997:  44.6%)                     $ 9,880,000   $ 7,225,000   $ 5,130,000
Manufacturing and processing
 profits deduction                                    (1,994,000)   (1,458,000)   (1,035,000)
Other                                                     85,000       115,564        47,000

- --------------------------------------------------------------------------------------------
                                                     $ 7,971,000   $ 5,882,564   $ 4,142,000
- --------------------------------------------------------------------------------------------

9. Commitments:

  (a) Under various technology transfer agreements, the Company has an obligation to pay royalties based upon sales of products using dual-cyclonic technology. In some instances, the Company must pay a minimum annual royalty in order to preserve the exclusive nature of its rights. Minimum royalty payments for 2000 amount to approximately $1,289,000. The agreements extend until the basic patents expire with bi-annual adjustments in the royalty rate based on the change in the consumer price index. The first of the basic patents does not expire until 2003.

  (b) At June 30, 1999 the Company had committed to spend $993,000 for equipment and tooling.


10. Net income per share:

  Basic net income per share has been calculated using the weighted monthly average number of common shares outstanding during the respective years. These were 9,002,060 shares for 1999 (1998: 8,777,290; 1997: 8,363,599).

  The 1999 net income for the calculation of fully diluted net income per share has been increased by $169,000 (1998: $95,000; 1997: $73,000) being the after-tax effect of the investment at 4% (1998: 4%; 1997: 6%) of the proceeds of the exercise of the stock options and warrant mentioned in note 6, and assuming that the exercise occurred at the later of the beginning of the year and the issue date. The number of shares outstanding for purposes of calculating fully diluted net income per share was 9,485,608 for 1999 (1998:
  9,340,608; 1997:  8,621,003).

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 9
(in Canadian dollars)
- -------------------------------------------------------------------------------

11. Consolidated Statements of Changes in Financial Position:

    (a) Changes in non-cash operating working capital are as follows:

      ----------------------------------------------------------------------------
                                              1999          1998           1997
      ----------------------------------------------------------------------------
      Trade accounts receivable           $ 3,295,740   $(11,411,287)  $(6,905,981)
      Other receivables                    (1,839,273)     2,293,873    (1,834,134)
      Inventories                          (1,470,095)    (3,435,263)   (1,055,450)
      Prepaid expenses                        (70,695)    (1,306,734)      927,861
      Trade accounts payable               (4,342,103)     9,132,846     1,906,941
      Royalty payable                         482,619        245,855       542,963
      Co-op advertising accrual              (118,508)     1,140,744      (125,280)
      Other payables and accruals              98,766        (60,277)      (55,790)
      Income taxes payable                    521,579       (113,173)    2,140,306

      ----------------------------------------------------------------------------
                                          $(3,441,970)  $ (3,513,416)  $(4,458,564)
      ----------------------------------------------------------------------------

      Relating to operating activities    $(3,962,980)  $ (4,245,118)  $(4,458,564)
      Relating to investing activities        521,010        731,702             -

      ----------------------------------------------------------------------------
                                          $(3,441,970)  $ (3,513,416)  $(4,458,564)
      ----------------------------------------------------------------------------

(b)  Interest paid:

     For the year ended June 30, 1999, the Company paid interest totalling $Nil (1998: $49,000; 1997: $465,000).

(c)  For the year ended June 30, 1999 income taxes paid were $7,348,000 (1998:
     $4,913,000; 1997:  $211,000).

12. Financial instruments:
(a) Foreign currency rate risk:

    The Company realizes a significant portion of its sales in foreign currencies and enters into various types of foreign exchange contracts in managing its foreign exchange risk. The Company does not hold or issue financial instruments for trading purposes. At June 30, 1999 the Company held forward foreign exchange contracts with an aggregate notional amount of $112,000,000 to sell U.S. dollars at an average rate of 1.4549 Canadian per U.S. dollar expiring at various dates to April, 2001. At June 30, 1999 these contracts had a negative fair value of $269,000 based on quotations from the Company's bank.

    During the year, the Company settled certain foreign exchange contracts prior to their maturity dates. As a result, gains of $5,993,621 (1998:
    $682,531) have been deferred until the sales transactions originally hedged are recognized.

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 10
(in Canadian dollars)
- -------------------------------------------------------------------------------


12. Financial instruments (continued):

(b)  Credit risk:

     The Company does not have a significant exposure to any individual customer other than the customers previously noted in note 1(g). The Company reviews a new retail customer's credit history before extending credit and conducts regular reviews of its existing retail customers' credit performance. The Company currently obtains credit insurance coverage from the Export Development Corporation on most domestic and export retail sales. Credit extended on sales made directly to individuals is based on credit card authorization. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. The allowance for doubtful accounts at June 30, 1999 was $660,000 (1998: $702,280).


13. Related party transactions:

  During 1999, the Company paid $50,000 to a director of the Company for consulting services provided in addition to his responsibilities as a director.


14. Uncertainty due to the Year-2000 Issue:

  The year-2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year-2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the year-2000 issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the year-2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


15. Subsequent event:

  On August 12, 1999 the Board of Directors approved a Shareholder Protection Rights Plan (the "Rights Plan") subject to confirmation by the shareholders at the 1999 annual and special meeting of the shareholders scheduled for October, 1999. The Rights Plan will terminate at the annual meeting of shareholders in the year 2002. The purpose of the Rights Plan is to protect the Company's shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company through a take-over bid that does not treat all shareholders equally or fairly.

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 11
(in Canadian dollars)
- --------------------------------------------------------------------------------

16. Reconciliation to United States Generally Accepted Accounting Principles:

  Reconciliations of net income determined in accordance with generally accepted accounting principles in Canada to net income determined under accounting principles which are generally accepted in the United States are as follows:

- ---------------------------------------------------------------------------------------------
                                                                  Year ended June 30
                                                        1999           1998          1997
- ---------------------------------------------------------------------------------------------

Net income for the
 period, as reported                                   $14,182,400   $10,317,527   $7,360,603

Development expenses (a)                                (1,207,940)     (854,237)           -

Valuation of forward foreign exchange
contracts (b)                                            9,708,512    (3,518,000)           -

Pension expense (c)                                        147,000       (20,600)     (87,000)

Valuation of options and warrant (d)                      (213,585)     (215,900)     (89,500)

Income tax expense (e)                                  (3,200,000)    1,505,500       10,200

- ---------------------------------------------------------------------------------------------
Net income for the  period in accordance
with United States accounting
  principles                                            19,416,387     7,214,290    7,194,303

Minimum pension liability adjustment (c)                   722,100             -            -

- ---------------------------------------------------------------------------------------------
Comprehensive income for the period in
    accordance with United States accounting
    principles                                         $18,694,287   $ 7,214,290   $7,194,303
- ---------------------------------------------------------------------------------------------


- ---------------------------------------------------------------------------------------------
                                                                Year ended June 30
                                                        1999            1998          1997
- ---------------------------------------------------------------------------------------------

Net income per share in accordance
     with United States accounting
   principles (h) - Basic                              $      2.16   $      0.82   $     0.86
                  - Diluted                            $      2.12          0.81         0.85
- ---------------------------------------------------------------------------------------------

Differences between Canadian and United States accounting principles are as follows:
(a) Under Canadian accounting principles, development cost, which meet certain criteria, are deferred and amortized. Under United States accounting principles, development costs are expensed as incurred. Total research and development expenses under United States accounting principles for the year ended June 30, 1999 are $2,567,000 (1998: $1,992,000; 1997: $770,000).

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 12
(in Canadian dollars)
- --------------------------------------------------------------------------------


16. Reconciliation to United States Generally Accepted Accounting Principles (continued):

  (b) Under Canadian accounting principles, forward foreign exchange contracts may, under certain circumstances, be accounted for as a hedge of forecasted sales. Under United States accounting principles, as outlined in Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", a forward foreign exchange contract that does not hedge an identifiable firm foreign currency commitment is treated as speculative and any gain or loss must be included in the determination of net income.

  (c) Pension expense under United States accounting principles (see calculation which follows) may differ from that expensed under Canadian accounting principles due to various differences in the respective pronouncements. These differences may include the assumptions on interest rates and the method of amortizing experience gains and losses.

      The U.S. pronouncement, Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", would have been effective for the Company's fiscal year ending June 30, 1990. The Company has implemented the provisions of the Standard effective July 1, 1991 resulting in a credit to accumulated deficit at July 1, 1991 of $38,274 under United States accounting principles. The transition asset is being amortized over fifteen years.

      The following table sets forth the funded status and amounts which would have been recognized in the consolidated balance sheet under United States accounting principles:

      -----------------------------------------------------------------------
                                                              June 30
                                                         1999         1998
      -----------------------------------------------------------------------
      Actuarial present value of accumulated plan
          benefits - vested                          $ 5,418,000   $4,099,855
                   - non-vested                           30,500       62,434

      Effect of estimated future increases in
          compensation                                   426,000      603,222

      -----------------------------------------------------------------------
      Projected benefit obligation for service
          rendered to date                             5,874,500    4,765,511

      Pension assets at fair value                     4,378,500    4,188,007

      -----------------------------------------------------------------------
      Plan assets in excess of (less than)
          projected benefit obligation                (1,496,000)    (577,504)

      Unrecognized transition asset                      (95,626)    (114,818)

      -----------------------------------------------------------------------
      Unrecognized net loss (gain)                     1,667,800      855,161

      Unrecognized prior service cost                    813,300      472,049

      Adjustment to recognize minimum
          liability                                   (1,959,474)           -

      -----------------------------------------------------------------------
      Net pension asset (liability)                  $(1,070,000)  $  634,888
      -----------------------------------------------------------------------

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 13
(in Canadian dollars)
- --------------------------------------------------------------------------------

16. Reconciliation to United States Generally Accepted Accounting Principles (continued):

     During 1999, an adjustment of $1,959,474 to recognize the minimum pension liability required by SFAS No. 87. The adjustment is offset by an intangible asset of $813,300 and a charge to shareholders' equity of $722,100, net of deferred tax impact of $424,074, as required by SFAS No. 87.

     Assumptions used in developing projected benefit obligation were as follows:

      -----------------------------------------------------------------------------
                                                        Year ended June 30
                                                 1999          1998          1997
      -----------------------------------------------------------------------------

      Discount rate                               6.0%        6.25%         8.75%
      Rate of increase in salary compensation     4.0%        4.0%          4.0%
      Rate of return on plan assets              8.75%        8.75%         8.75%
      -----------------------------------------------------------------------------

      Effective January 1, 1997, a defined contribution component was added to the salaried employees' pension plan. All new salaried employees and existing salaried employees, who so elected, become members of this component of the plan. The obligations and related assets pertaining to these employees who have elected to transfer have been removed from the above disclosures. The cost of settling the obligations for employees who elected to transfer was expensed in 1997.

      Net pension expense under United States accounting principles was calculated as follows:

      --------------------------------------------------------------------
                                                 Year ended June 30
                                            1999        1998        1997
      --------------------------------------------------------------------

      Defined benefit components:
          Service cost on benefits
              earned during the
              period                     $ 255,200   $ 251,302   $ 231,085

      Interest cost on projected
          benefit obligation               306,900     321,530     308,216

      Expected return on plan assets      (381,800)   (346,996)   (314,726)

      Net amortization and
          deferral                          63,400      15,080      15,080

      Cost on settlement                         -           -     156,239
      --------------------------------------------------------------------
                                           243,700     240,916     395,894

      Defined contributions component      201,300     166,872      39,074

      --------------------------------------------------------------------
                                         $ 445,000   $ 407,788   $ 434,968
      --------------------------------------------------------------------

      The Company's pension plan assets include short-term notes and treasury bills, bonds, common and preferred stocks and pooled fund investments.

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 14
(in Canadian dollars)
- --------------------------------------------------------------------------------


16. Reconciliation to United States Generally Accepted Accounting Principles (continued):

(d) During 1997, the Company issued options to purchase 20,000 common shares to Brean Murray and Company Inc., an independent consultant. During 1999 the Company issued options to purchase 50,000 (1997: 120,000) common shares under the Outside Director Share Option Plan (see note 6(c)). Also during 1999, the Company issued a warrant to purchase 20,000 common shares to Omachron Technologies Inc. (see note 6(a)). Under statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" the fair value of these options and warrant must be recognized as an expense and as additional paid in capital over the vesting period of the options and warrant.

     The fair value of each option at the date of grant has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999 and 1997 respectively: dividend yield of 0.8% and Nil, expected volatility of 35 and 35 percent, risk-free interest rates of 5.1 and 4.8 percent and expected lives of 3 years for the independent consultant options and 2.5 years for the outside director's options.

     The fair value of the warrant at the date of grant has been estimated using the same pricing model with the following assumptions used: dividend yield of 0.8%, expected volatility of 50 percent, risk-free interest rates of 5.5 percent and expected life of 5 years.

     The options issued to Brean Murray and Company Inc. vest one year from the date of grant and must be exercised within five years of the date of grant. The options issued to outside directors vest no later than two years from the date of grant and must be exercised within five years from the date of the grant. An aggregate of 490,000 common shares has been reserved for issuance under the Outside Director Plan of which 400,000 have been granted.

(e) Effective July 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), for its financial statements presented under United States accounting principles. The adoption of FAS 109 changes the Company's method of accounting for income taxes from the deferred method, as recorded under Canadian accounting principles, to an asset and liability approach. Under the asset and liability method of FAS 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 15
(in Canadian dollars)
- --------------------------------------------------------------------------------

16. Reconciliation to United States Generally Accepted Accounting Principles (continued):

    At June 30, 1999 and 1998 the components of deferred tax balances under FAS 109 were as follows:

     -------------------------------------------------------------------------
                                                                June 30
                                                          1999          1998
     -------------------------------------------------------------------------

     Deferred tax assets:
       Net pension liability                          $   396,000   $         -
       Share issue costs                                  119,000       203,000
       Forward foreign exchange contracts                 100,000     1,512,000
       Development costs deferred for tax purposes        764,000       306,000
       Other                                              284,000       270,700

     -------------------------------------------------------------------------
     Net deferred tax assets                            1,663,000     2,291,700

     Deferred tax liabilities:
     Net pension asset                                          -      (229,000)
       Intangible asset                                  (301,000)            -
       Property, plant and equipment                   (5,387,000)   (3,008,000)
       Research tax credits                              (230,000)
       Other                                             (124,000)      (91,200)

     -------------------------------------------------------------------------
     Net deferred tax liabilities                      (6,042,000)   (3,328,200)

     -------------------------------------------------------------------------
     Net deferred tax balance                         $(4,379,000)  $(1,036,500)
     -------------------------------------------------------------------------

     The Company's income before income taxes was substantially earned in the Canadian tax jurisdiction.

(f) United States accounting principles require that bank or similar borrowings be reflected as a financing activity rather than as a component of cash position. Also, non-cash transactions such as acquiring property, plant and equipment under capital lease obligations would not be reflected as investing and financing activities, respectively. As a result cash position for the year ended June 30, 1999 would be $9,434,206 (1998: $4,609,798;
     1997: $4,698,156), cash provided by (used for) financing activities for the year ended June 30, 1999 would be $(347,042) (1998: $16,881; 1997:
     $4,696,474) and cash used for investing activities for the year ended June 30, 1999 would be $10,484,772 (1998: $8,573,305; 1997: $5,738,081).

(g) Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of the fair value and the methods and significant assumptions used to estimate fair value for all financial instruments. Given that trade accounts and other receivables and trade accounts and royalty payables are all current their book value approximates fair value.

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 16
(in Canadian dollars)
- --------------------------------------------------------------------------------

16. Reconciliation to United States Generally Accepted Accounting Principles (continued):

    (h) Statement of Financial Accounting Standards No. 128, "Earnings Per Share", is effective for the Company's fiscal year ending June 30, 1998 and has been applied on a retroactive basis.


- ------------------------------------------------------------------------------
                                          Income           Shares    Per share
                                      (Numerator)     (Denominator)     Amount
- ------------------------------------------------------------------------------

Year ended June 30, 1999:
 Basic EPS                              $19,416,387      9,002,060    $   2.16
                                                                     =========

 Effect of Dilutive Securities:
    Stock options                                          158,807

- ------------------------------------------------------------------------------
Diluted EPS                             $19,416,387      9,160,867    $   2.12
- ------------------------------------------------------------------------------

Year ended June 30, 1998:
 Basic EPS                              $ 7,214,290      8,777,290    $   0.82
                                                                     =========

 Effect of Dilutive Securities:
    Stock options                                          123,722
    Special warrants                                         5,263

- ------------------------------------------------------------------------------
Diluted EPS                             $ 7,214,290      8,906,275    $   0.81
- ------------------------------------------------------------------------------

Year ended June 30, 1997:
 Basic EPS                              $ 7,194,303      8,363,599    $   0.86
                                                                     =========

 Effect of Dilutive Securities:
    Stock options                                           77,397
    Compensation warrants                                    1,659
    Special warrants                                           142

- ------------------------------------------------------------------------------
Diluted EPS                             $ 7,194,303      8,442,797    $   0.85
- ------------------------------------------------------------------------------

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 17
(in Canadian dollars)
- --------------------------------------------------------------------------------

16. Reconciliation to United States Generally Accepted Accounting Principles (continued):

  (i) At June 30, 1999, the Company has a stock-based compensation plan which is described below. The Company applies APB Opinion 25 and related Interpretations in accounting for compensation costs for the employee stock option plan for U.S. GAAP purposes. Accordingly, no compensation cost has been recognized under U.S. GAAP for the plan. Had compensation cost for the plan been determined based on the fair value at the grant date for awards under the plan consistent with the method of FASB Statement 123, the Company's U.S. GAAP net income and earnings per share would have been reduced to the pro forma amounts indicated below:

      --------------------------------------------------------------------
                                          1999         1998        1997
      --------------------------------------------------------------------

      Net income          As reported  $19,416,387  $7,214,290  $7,194,303
                          Pro forma    $19,034,471  $6,890,890  $7,092,503

      Basic earnings
        per share         As reported  $      2.16  $     0.82  $     0.86
                          Pro forma    $      2.11  $     0.79  $     0.85

      Diluted earnings
         per share        As reported  $      2.12  $     0.81  $     0.85
                          Pro forma    $      2.08  $     0.77  $     0.84
      --------------------------------------------------------------------

      Under the Key Employees Stock Option Plan (see note 6(c)), the Company has reserved 400,000 shares of common stock. The options granted cannot have a term exceeding 5 years and become exercisable as to 50% on the first anniversary of the date of grant and as to the balance on the second anniversary of the date of grant.

      The fair value of each option at the date of grant has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999 and 1997 respectively: dividend yield of 0.8% and Nil, expected volatility of 35 and 35 percent, risk-free interest rates of 5.1 and 5.3 percent and expected lives of 3 years for both years. No options were granted in 1998.

  (j) In June 1998, the FASB issued SFAS No. 133 "Derivative Instruments and Hedging Activities". In June, 1999, the FASB issued SFAS No. 137 which delayed the date SFAS No. 133 will be effective to for fiscal quarters beginning after June 15, 2000. SFAS No 133 requires that the Company report all derivative instruments on the balance sheet at fair value. Management has not determined the impact of adoption of SFAS No. 133 on its U.S. GAAP disclosures.

      In 1998, the American Institute of Certified Public Accountants (AICPA), issued Statement of Position ("SOP") 98-05, "Reporting on the Costs of Start-up Activities", effective for fiscal years beginning after December 15, 1998. SOP 98-05 identifies certain one-time activities as start up costs which must be expensed as incurred. Management has not determined the impact of adoption of SOP 98-05 on its U.S. GAAP disclosures.

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 18
(in Canadian dollars)
- --------------------------------------------------------------------------------

16. Reconciliation to United States Generally Accepted Accounting Principles (continued):

  The cumulative effect of the application of the above-noted United States accounting principles on the balance sheet of the Company as at June 30, 1999 would be to decrease deferred development costs asset by $2,062,177 (1998:
  $854,237), decrease net pension asset by $272,675 (1998: increase $469,851), increase intangible pension asset by $813,300 (1998: nil), increase net deferred tax assets by $709,000 (1998: $2,032,700), decrease provision for loss on forward foreign exchange contracts by $196,891 (1998: increase $3,518,000), increase accrued pension liability by $1,070,000 (1998: nil), decrease currency hedging gains by $5,993,621 (1998: nil), increase deferred tax liability by $2,012,141 (1998: $559,967), and increase shareholders' equity by $2,295,819 (1998: decrease $2,429,653).


17. Advertising costs:

  Under Canadian accounting principles, costs of developing direct response advertising incurred during periods prior to airing of the ads are deferred and expensed in the period the ads are aired. At June 30, 1999, production costs of $627,000 (1998: $687,000) related to future direct response advertising have been recorded as a prepaid expense under Canadian and United States accounting principles, as outlined in Statement of Position 93-7, Reporting on Advertising Costs, issued by the AICPA, and will be amortized based on the expected revenue to be generated by the advertising. Direct response advertising consists of television infomercials.

  Payments made for airtime in advance of the airing of direct response advertising are recorded as prepaid expenses and expensed when the ad airs.
  At June 30, 1999, under both Canadian and United States accounting principles, prepaid air time was $366,000 (1998: $325,000)

  Total media and co-op advertising expense for the year ended June 30, 1999 was $28,225,000 (1998: $22,481,000; 1997: $17,566,000).

18. Fixed stock option plans:

(a) A summary of the status of the Company's fixed stock option plans as at June 30, 1999 and 1998 and changes during the years then ended are as follows:


      ----------------------------------------------------------
                                                Weighted Average
                                      Options    Exercise Price
      ----------------------------------------------------------

      Outstanding at June 30, 1997    460,000             $ 9.66
      Exercised                       (40,000)            $ 6.88
      Forfeited                       (32,500)            $12.30

      ----------------------------------------------------------
      Outstanding at June 30, 1998    387,500             $ 9.75

      Granted                         130,000             $15.00
      Exercised                       (20,000)            $ 7.15
      Forfeited                        (2,500)            $12.30

      ----------------------------------------------------------
      Outstanding at June 30, 1999    495,000             $11.21
      ----------------------------------------------------------

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 19
(in Canadian dollars)
- --------------------------------------------------------------------------------


18. Fixed stock option plans (continued):

    Options exercisable at June 30, 1999 totalled 365,000 (1998: 200,000) at a weighted-average exercise price of $9.85 (1998: $9.20). The weighted-average fair value of options granted during 1999 was $4.46.

(b) The following table summarizes information about fixed stock options outstanding at June 30, 1999.

- ---------------------------------------------------------------
                                                        Options
                        Options Outstanding         Exercisable
- ---------------------------------------------------------------

                               Weighted Average
Exercise          Number     Remaining Contractual    Number
Price           Outstanding          Life           Exercisable
- ---------------------------------------------------------------

      $5.00          30,000              1.3 years       30,000
      $7.00          30,000              1.5             30,000
      $7.75          10,000              1.6             10,000
      $8.50           5,000              1.8              5,000
      $9.30         150,000              2.6            150,000
      $12.30        140,000              2.8            140,000
      $15.00        130,000              4.1               -

- ---------------------------------------------------------------
                    495,000                             365,000
- ---------------------------------------------------------------

19. Comparative figures:

  Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

AUDITORS' REPORT

To The Board Of Directors
Fantom Technologies Inc.

Under date of July 30, 1999, we reported on the consolidated balance sheets of Fantom Technologies Inc. as of June 30, 1999 and 1998, and the related consolidated statements of income and retained earnings and changes in financial position for each of the years in the three-year period ended June 30, 1999, which are included in the Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule in the Form 40-F. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


(Signed)  KPMG LLP


Chartered Accountants


Hamilton, Canada

July 30, 1999

Fantom Technologies Inc.
Schedule II
Valuation and Qualifying Accounts
(in Canadian dollars)

                                                      Balance at        Add:  Add: Recovery
                                                       beginning  Charged to   of previous       Deduct:    Balance at end
                                                         of Year    Expenses    Write-Offs      Write-Offs       of Year
                                                      ----------  ----------  -------------  --------------  --------------
Allowance for doubtful accounts:

Year ended June 30, 1999                                $702,280   1,376,040              0       1,418,320        $660,000

Year ended June 30, 1998                                $583,773     611,335              0         492,828        $702,280

Year ended June 30, 1997                                $129,175     934,125              0         479,527        $583,773



                                                       Balance at    Add:
                                                        beginning  Charged to      Deduct:    Balance at end
                                                         of Year    Expenses      Write-Offs      of Year
                                                        --------   ---------        -------      ----------

Reserve for slow-moving and non-salable inventory:

Year ended June 30, 1999                                $700,304     588,054        657,810      $  630,548

Year ended June 30, 1998                                $800,000      24,492        124,188      $  700,304

Year ended June 30, 1997                                $874,448     758,490        832,938      $  800,000


MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis should be read in conjunction with the financial statements and related notes included in the 1999 annual report to shareholders. Financial information is expressed in Canadian dollars, unless otherwise noted.


RESULTS OF OPERATIONS

Sales
The Company's revenue in fiscal 1999 increased 36% from the previous year to $242.0 million. Unit shipments of vacuums increased 50%. The average revenue per vacuum decreased 8% reflecting the shift in mix to a lower priced model and price reductions on some models, partially offset by translation gains resulting from a weaker Canadian dollar relative to the U.S. dollar.


Shipments to the United States in fiscal 1999 accounted for 91% of total revenue, compared with 93% for fiscal 1998. Essentially all of the Company's sales in both years consisted of dual-cyclonic vacuums and related accessories.


The distribution of revenue between the United States and Canada, and between retailers (including distributors) and direct-response programs, was as follows:

Revenue
   (Millions of Dollars)
                            United States       Canada      Total
                              1999   1998    1999   1998   1999   1998
Retail                       207.5  149.8    22.3   11.3  229.8  161.1
Direct-Response               11.7   15.6     0.5    0.9   12.2   16.4
                             219.2  165.4    22.8   12.2  242.0  177.6


Shipments of FANTOM(R) vacuums to retailers in fiscal 1999 increased 43% from the previous year due mainly to the introduction of new models (the FANTOM(R) LIGHTNING(R) canister in November 1997 and the FANTOM(R) CYCLONE XT(R) upright in March 1999), the lowering of prices on some models, the addition of new retailers, and the continued effectiveness of the Company's direct-response television advertising. Aggregate sales of products to the Company's five largest customers were $122.7 million, comprising 50.7% of total revenue, compared to $107.4 million and 60.5% respectively for the previous year.


Sales through the Company's direct-response programs in fiscal 1999 declined 26% from the previous year, due mainly to increased exposure of FANTOM(R) vacuums in retail outlets; to increased advertising of FANTOM(R) vacuums in retail flyers; and to a continued shift in direct-response media spending from the long-form, 30-minute format to the short-form, 60-second format, which the Company believes tends to act more like general advertising. Total media spending was $17.1 million compared to $14.8 million in fiscal 1998. Essentially all of the spending in both years was for television time.

Cost of Goods Sold

Cost of goods sold, as a percentage of sales, was 64.2% in fiscal 1999 compared with 64.0% in fiscal 1998. Positive impacts on margin included the drop in value of the Canadian dollar relative to the United States dollar, net of hedging effects (approximately 3.0 percentage points); a shift in mix towards higher margin models (approximately 1.0 percentage point); and the year-over-year impact of the Company's cost reduction programs (approximately 1.0 percentage point). Offsetting these were the impact of price reductions (approximately 4.0 percentage points) and a greater proportion of sales being to retailers rather than directly to end-users through the Company's direct-response advertising programs (approximately 1.0 percentage point).


Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 32.4% in fiscal 1999 to $63.1 million. As a percentage of sales, they decreased to 26.1% from 26.8% in fiscal 1998. Media spending increased 15.5% over fiscal 1998 to $17.1 million. Co-op advertising spending (which is advertising controlled by the retailer which includes the supplier's product and for which the supplier agrees to pay a portion of the costs) increased to $10.3 million from $6.9 million. Expenses associated with refurbishing product rose to $4.3 million from $1.8 million, due mainly to increased volumes and to a greater proportion of repairs being made by third parties. Freight-out costs rose to $4.8 million from $2.7 million, reflecting higher overall unit volumes as well as a disproportionate increase in the number of shipments of smaller order quantities, resulting from increased sales activity with independent vacuum dealers.

Research and Development Spending

Research and development spending in fiscal 1999 totaled $5.7 million, net of research and development tax credits of $0.6 million. Of the total spending, $3.1 million was capitalized and was mainly for various technologies which were acquired, industrial designs for a number of new products under development, and patent applications for new technologies and products. Additions to deferred costs totaled $1.2 million, net of amortization, and consisted mainly of development costs for the FANTOM(R) CYCLONE XT(R) vacuum, launched in March 1999, as well as costs for other new products under development. Amounts expensed were $1.4 million, net of $0.6 million of research and development tax credits, and were mainly for engineering and product-development staff.

Research and development spending in fiscal 1998 was $1.2 million. All of this spending was allocated against deferred costs and was principally for development activity for the FANTOM(R) Lightning(R) vacuum and other new products.

Net Income

Net income in fiscal 1999 was $14.2 million compared with $10.3 million in fiscal 1998. The improvement was due mainly to the increase in sales and the reduction in selling, general and administrative expenses as a percentage of sales, less the incremental expense in research and development.

FINANCIAL CONDITION

During fiscal 1999, cash generation from operations was $16.9 million compared with $9.6 million for fiscal 1998. The investment in non-cash operating working capital increased $4.0 million due mainly to a decrease in trade-accounts payable of $4.3 million resulting from a general reduction in payable-days outstanding. Cash in the amount of $5.3 million was generated during the year from closing currency-hedging contracts which had maturity dates beyond the end of the fiscal year. This was done to take advantage of opportunistic shifts in the value of the Canadian dollar relative to the U.S. dollar. Since these gains were derived as a function of the Company's comprehensive hedging program, they were deferred until the period in which the original hedge would have matured. As a result of this, as well as gains resulting from similar hedging activity in the previous year, $2.5 million of deferred pre-tax income will be realized in fiscal 2000, and $3.5 million in fiscal 2001. Items not requiring cash in fiscal 1999 included depreciation of $2.5 million and a deferred tax reduction of $1.2 million.

Cash in the amount of $0.8 million was provided from the issuance of 50,000 common shares, and a warrant to purchase an additional 20,000 common shares, to Omachron Technologies, Inc.; and in the amount of $0.1 million from the exercise of stock options. Capital expenditures during the year were $11.0 million and were mainly for tooling and equipment for the new FANTOM(R) CYCLONE XT(R) vacuum ($5.1 million); for the acquisition of new technologies, industrial designs for new products and patent applications for new technologies and products ($3.1 million); for ongoing replacement tools, returnable containers, assembly equipment, and other items relating to manufacturing and infrastructure ($2.2 million); and for new software and hardware to support continued advances in information technology ($0.6 million).

The Company's net cash position as at June 30, 1999 was $9.4 million compared with $4.6 million at June 30, 1998. Key ratios compared to the previous year improved as follows:

As at June 30                              1999  1998

Current Assets to Current Liabilities      2.00  1.73
Total Liabilities to Tangible Net Worth    0.67  0.85

Effective September 1998, the Company modified its credit arrangement with a Canadian chartered bank to enhance the Company's ability to exploit potential opportunities with respect to new product development and growth. The amended arrangement allows the Company to borrow up to $35 million for operating purposes, $4.0 million for capital expenditures, and $20 million to assist with research and development expenditures. Interest on the general operating line is at the prime rate of the Canadian chartered bank, interest on the capital line is prime plus 1/2%, and interest on the research and development line is prime plus 1%. The $4.0 million capital line, $20 million of the general operating line, and the $20 million research and development line are subject to a 1/8% per annum standby fee. The availability on the general operating line is subject to a formula based upon receivable and inventory levels. All loans are secured by a general assignment of book debts, a general security agreement and a mortgage on the Company's assets. The facility was unused as at June 30, 1999 except for $ 0.1 million of the capital line utilized for equipment leases.

Year-2000 Issue

The year-2000 issue arises because some computerized systems identify a year using two digits rather than four. Accordingly, date-sensitive systems may not recognize the year 2000 correctly and errors and/or system failures could result.

The Company believes it has taken appropriate steps to mitigate its exposure to year-2000 related problems, including the following:

i. Deploying a year-2000 project plan of awareness, assessment, renovation and contingency planning;
ii. Successfully performing internal year-2000 related testing on the Company's key SAP R/3 enterprise-information-technology system;
iii. Testing other internal systems and making modifications or replacements as necessary; and
iv.  Assessing and monitoring the year-2000 readiness of all critical suppliers.

While the Company believes reasonable measures have been taken to ensure that all of its internal systems, as well as those of its significant business partners, are year-2000 ready, this does not ensure that an unanticipated problem will not occur on, before, or after the year 2000, which could have a material adverse impact on the operations of the Company.

Year-2000 related costs incurred in fiscal 1999 were approximately $0.2 million and were expensed as incurred. In fiscal 2000, year-2000 related costs are estimated at approximately $0.1 million, assuming that no unanticipated problems occur.



OUTLOOK

The Company believes that its line of dual-cyclonic FANTOM(R) vacuums can continue to grow in the United States and Canada as a result of the Company's advertising campaigns and efforts to expand retail distribution and promotional activity.

The Company has various agreements with the licensor of its dual-cyclonic technology which provide it with the exclusive right (except for a special purpose license to a direct-marketing company) to sell upright vacuum cleaning devices utilizing dual-cyclonic technology in the United States and Canada, and the exclusive right to sell canister and backpack products utilizing the technology in the United States and Canada.

The electric floor-care industry is highly competitive and includes the following major competitors: Bissell Inc.; Eureka Co.; Hoover Company; Matsushita Electric Works, Ltd.; and Royal Appliance Mfg. Co. Two of these companies now have product lines which utilize a form of cyclonic action and compete with the Company's FANTOM(R) vacuums. These companies, as well as others, are expected to introduce further new products which compete directly with those of the Company. The Company is uncertain as to the extent of the negative impact these products could have on its sales and net income.

The Company has been pursuing a program to acquire and develop a number of technologies for various household appliances and other consumer and commercial products. In August 1998 it entered into a series of agreements with Omachron Technologies, Inc. to acquire and develop several technologies. The Company intends to spend significant amounts on research and development over the next several years, with expenditures expected to be not less than $5 million per year. In addition, depending on the speed with which new products are developed, it could spend as much as $15 million in any given year for tooling, manufacturing equipment, and pre-launch marketing activities and materials. As of August 12, 1999, forty-four utility patent applications had been filed for technologies the Company is either acquiring or exclusively licensing pursuant to agreements entered into over the prior 18 months. The Company has rights to these technologies on a worldwide basis and will be evaluating opportunities for marketing products internationally.

The Company believes that the technologies it has, and is continuing to acquire and develop, are significant and that this could lead to substantial business growth. The Company is targeting to launch at least two new products within a 12-month time frame. One of these products is in the water-treatment area and the other is in the floor-care field.

The Company's water-treatment product consists of a counter-top microbiological water purifier which is designed to kill micro-organisms such as Giardia, E. coli and Cryptosporidium; to reduce heavy metals such as mercury and lead as well as oils, fats, grease, pesticides, herbicides, chlorine and other trace impurities; and to eliminate a wide range of volatile organic compounds such as benzene, heptachlor, styrene, trihalomethanes and 2,4-D. The product leaves in desirable levels of fluoride, calcium, magnesium and potassium. It incorporates a computer-controlled monitoring system to ensure that the dispensed water is disinfected, and treats the carbon-block filter used in the system to prevent bacterial growth.

The water-treatment product utilizes ozone in its purifying process. The Company's technological developments enable strong concentrations of ozone to be produced in small, low-cost embodiments with small energy inputs. The Company has also developed technology enabling the ozonation process to be monitored actively, to ensure effective performance.

The Company plans to sell this product to many of the retailers that purchase its existing floor-care products, and to build consumer awareness and demand at retail using direct-response television advertising.

Given the uncertainties inherent in the development of new technology and the time delays which often arise in the process of developing new products based on innovative technology, as well as the uncertainties associated with entering a new market segment, it is not possible to forecast sales of the counter-top water-treatment product, or its effect on net income, with any degree of accuracy. Up-front spending for design and development, tooling, assembly and testing equipment, and pre-launch marketing activities and materials, is expected to amount to approximately $5.5 million.

The floor-care product the Company plans to introduce in the next 12 months will enable it to compete in a different segment of the market than those segments in which it currently competes. Up-front spending for design and development, tooling and assembly equipment, and pre-launch marketing materials could amount to approximately $5 million. Due to the uncertainties associated with a new product launch, and with competing in a new market segment, it is not possible to forecast sales of the new product, or its effect on net income, with any degree of accuracy.

The Company is highly dependent on one scientist to direct research activities for the development of new technologies and product embodiments based on such technology. The Company has a commitment for the services of this scientist which extends, at the Company's option, until 2005. The loss of availability of the scientist could have a material adverse effect on the Company's outlook and future results of operations.

Given the Company's extensive sales activities in the United States and manufacturing operations in Canada, the Company's results are sensitive to changes in the exchange rate between the Canadian and U.S. dollars. To help offset the effect of adverse currency fluctuation, the Company maintains a hedging program consisting mainly of the purchase of forward contracts to sell U.S. dollars. As of June 30, 1999 the Company held future contracts to sell U.S. $64.5 million expiring at various dates during fiscal 2000 at an average rate of Cdn. $1.44; and U.S. $47.5 million expiring at various dates during fiscal 2001 at an average rate of Cdn. $1.47. A protracted rise in the relative value of the Canadian dollar would have a negative effect on net income for the Company. Based on the Company's fiscal 1999 results, a rise in value of the Canadian dollar of 1 cent, without the protection of hedging, would adversely affect net income by approximately $0.5 million.